

02029611

Exploration and Innovation

BOSTON SCIENTIFIC 2001 ANNUAL REPORT



Boston Scientific

The Boston Scientific family was shocked and saddened by the tragedies of September 11. We extend our thoughts and sympathies to the victims and their families, and our thanks and admiration to the countless heroes who responded with courage and resolve. The events of that day reminded civilized people everywhere of the things they hold most dear and the values they cherish most deeply. The importance of families and loved ones, rights and liberties, was brought home with an unprecedented focus and intensity. At Boston Scientific, we were reminded of what we value as a company, and of our obligation to uphold those values and to be true to our mission. From the beginning, the core of our values and the essence of our mission has been to help people. As we reflect on 2001, we rededicate ourselves to our values and mission, and in doing so seek to honor both the victims and the heroes of September 11.





La mission de Boston Scientific est l'amélioration de la qualité des soins cliniques et de la productivité de l'administration de ces soins grâce à la mise au point, la promotion et la défense de méthodes et de dispositifs médicaux moins invasifs. Ce but est atteint au moyen d'un perfectionnement continuel des produits et méthodes existants ainsi que par la recherche et la mise au point de nouvelles technologies visant à réduire les risques, le traumatisme, les coûts, la durée des interventions et la nécessité de suivi.

La misión de Boston Scientific Corporation es mejorar la calidad de la atención al paciente y la productividad del servicio de atención médica mediante el desarrollo y la recomendación de dispositivos y procedimientos médicos menos invasivos. Todo eso se logra mediante el constante perfeccionamiento de productos y procedimientos existentes y la investigación y el desarrollo de nuevas tecnologías que puedan reducir el riesgo, el trauma, el costo, el tiempo del procedimiento y la necesidad de atención o cuidado posteriores.

Bei Boston Scientific sind wir stets bemüht, die Qualität der Patientenbehandlung und die Leistungsfähigkeit der Gesundheits-versorgung durch die Entwicklung und Förderung von weniger invasiven medizinischen Geräten und Verfahren zu steigern – durch ständige Verbesserung bestehender Produkte und Verfahren sowie Erforschung und Entwicklung neuer Technologien, die Risiken, Verletzungen, Kosten, Behandlungszeiten sowie den Nachversorgungsbedarf reduzieren können.

La mission di Boston Scientific è migliorare la qualità dell'assistenza ai pazienti e la produttività delle prestazioni sanitarie tramite lo sviluppo e la promozione di procedure e dispositivi medicali meno invasivi. Tale obiettivo è perseguito mediante il perfezionamento continuo di procedure e prodotti esistenti nonché la ricerca e lo sviluppo di nuove tecnologie in grado di ridurre rischi, traumi, costi, durata degli interventi e necessità di assistenza.

Boston Scientific beschouwt het als haar missie, de kwaliteit en produktiviteit van de zorgverlening aan patiënten te verbeteren door de ontwikkeling en gebruiksbevordering van minder invasieve medische hulpmiddelen en procedures. Aan het realiseren van deze doelstelling wordt gewerkt door een voortgaande verfijning van bestaande producten en procedures en door het verrichten van onderzoek naar en de ontwikkeling van nieuwe technologieën die kunnen bijdragen tot een vermindering van risico's, trauma, behandelingskosten, behandelings-duur en de noodzaak van nazorg.

Tá sé d'aidhm ag Boston Scientific feabhas a chur ar chaighdeán an chúraim a thugtar d'othair, agus dlús a chur faoin dóigh a gcuirtear cúram leighis ar fáil, trí fhorbairt agus trí chothú a dheánamh ar ionstraimí agus ar mhodhanna leighis nach gcuirfidh isteach ró-mhór ar an othar. Cuirtear é sin i bhfeidhm trí fhoirfiú leanúnach a dhéanamh ar na táirgí agus ar na cleachtais atá againn cheana féin, agus trí iniúchadh agus forbairt a dhéanamh ar theicneolaíochtaí nua a bheidh in ann laghdú a dhéanamh ar bhaol, ar thráma, ar chostais, ar an am a thógann na modhanna leighis, agus ar an ngá a bhíonn le iarchúram.

波士頓科學公司的使命是通過開發和倡導盡可能少進入人體的醫療設備和程式來提高醫療護理的質量和衛生保健的效率。為完成這一使命, 我們將不斷地改進現有的產品和程式, 研究和開發那些能夠減小風險、減少外傷、降低成本、縮短療程以及後續護理的新技術。

波斯顿科学公司的使命是通过开发和倡导尽可能少进入人体的医疗设备和程序来提高医疗护理的质量和卫生保健的效率。为完成这一使命, 我们将不断地改进现有的产品和程序, 研究和开发那些能够减小风险、减少外伤、降低成本、缩短疗程以及后续护理的新技术。

ボストン・サイエンティフィック・コーポレーションは、低侵襲性治療器具および治療方法の開発、普及を通じ、患者看護の質と医療効率を向上させることを使命としています。この使命は、既存の製品および治療方法を絶えず改良し続け、また、危険や患者の精神的・肉体的負担、医療コスト、手技時間、アフターケアの必要を減らすことのできる新しい技術を探究し、開発することによって達成できるものです。

Exploration with Purpose



Laser technician and operator preparing to laser cut an Express™ stent.

Boston Scientific's mission is to improve the quality of patient care and the productivity of health care delivery through the development and advocacy of less-invasive medical devices and procedures. This is accomplished through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare.

This Annual Report contains forward-looking statements. Readers should consider the Cautionary Statement contained in Management's Discussion and Analysis of Financial Condition and Results of Operations which can be found later in this report.



Interventional cardiologist John M. Lasala, M.D., Ph.D., putting Boston Scientific technologies to work in the cardiac catheterization lab at the Heart Care Institute, St. Louis, Missouri.

A Guide for a Changing World

AS OUR COMPANY GROWS AND OUR TECHNOLOGY ADVANCES, THE FOLLOWING VALUES ARE THE UNCHANGING GUIDES FOR HOW WE CONDUCT OUR BUSINESS:

To provide our people with a strong understanding of our mission and shared values.

To think like our customers and work hard on their behalf.

To pay relentless attention to business fundamentals.

To bring a commitment to quality and a sense of urgency to everything we do.

To rely on one another, to treat each other well and to put the development and motivation of our people at the top of our priority lists.

To encourage innovation, experimentation and risk-taking.

To recognize bureaucracy as an enemy and not allow it to inhibit our good sense and creative spirit.

To provide shareholders with an attractive return through sustained high-quality growth.

To recognize and reward excellence by sharing Boston Scientific's success with our employees.



Operators performing visual inspections of Express™ stents prior to final cleaning and packaging.

Leading the Way

To Our Shareholders and Employees:

2001 was a defining year for Boston Scientific. It was the year we introduced the Express™ coronary stent in European and other international markets, 14 short months after beginning development. It was the year we reported dramatic clinical results on the safety and efficacy of our Taxus™ drug-eluting stent, with zero percent thrombosis and zero percent restenosis. It was the year we established 12 new business relationships through acquisitions and alliances. And it was a year of growth for nearly every division and region of the company. Above all, it was a year of reaffirming our legacy as innovators, pioneers and leaders.

New product development and our expanding clinical affairs competency led to 22 product approvals and clearances from the U.S. Food & Drug Administration (FDA) and 25 CE Mark approvals in Europe. We now have approximately 4,000 patients enrolled in various clinical trials worldwide, with plans to enroll 2,000 more this year.



Jim Tobin
PRESIDENT AND
CHIEF EXECUTIVE OFFICER



Pete Nicholas
CHAIRMAN OF THE BOARD

Innovation

The signal achievement of the past year was the development, manufacture and launch of our Express coronary stent by our own internal development team. Designed and built to meet the real-world needs of clinicians, the Express stent offers an impressive combination of deliverability and structural support. Our share of the European and international coronary stent markets grew by more than 30 percent in the first three months following the September launch of the Express stent. With the successful design and production of the Express stent, we met our own challenge to create what we believe is the world's finest coronary stent and bring it to market in just over a year.

Another significant development was the progress made in our Taxus™ drug-eluting coronary stent program, which we believe will help to reshape the treatment of coronary artery disease. Later this year, we will introduce the Taxus drug-eluting stent in several international markets. European, U.S. and Japanese trials will further test the safety and performance of the stent under a variety of clinical conditions. If results continue to be positive, the Taxus stent holds promise as a future treatment for a wide range of vascular disease patients. The safety and efficacy of our drug-eluting stent may make it a device not only for treating blocked arteries with unprecedented success, but eventually for treating a variety of lesions and vessels that would otherwise require coronary bypass surgery.

Our tradition of providing clinicians with the best devices led to the development and introduction last year of the new Maverick® balloon catheter. Our philosophy of designing to customers' needs helped the Maverick catheter earn wide acceptance quickly, building our overall share of the balloon catheter market to more than 55 percent worldwide.

The Express™ and Taxus stents will be launched in the U.S. on modified Maverick catheters, delivering what we believe to be the world's premier coronary stents on the premier delivery systems.

All three of these innovations were developed internally by Boston Scientific R&D teams and were built on intellectual property either invented or acquired by or licensed to Boston Scientific.

Our commitment to innovation is further demonstrated by our rapidly expanding clinical capabilities. In 2001, the number of patients in Boston Scientific clinical trials increased nearly tenfold. Our expanded clinical affairs team focused clinical trials on products and technologies with the greatest market potential. The rapid pace of innovation in the medical device industry demands sound clinical trials not only to support regulatory requirements but also to demonstrate safe and effective clinical performance. We believe that the expertise of our clinical affairs team provides us with a significant and growing competitive advantage.

Endosurgery

Our Endosurgery group was created to enhance the growth of our oncology, vascular surgery, endoscopy, urology and gynecology businesses by leveraging new technologies and market development capabilities, talent and resources. Building on a legacy of new products and continuous product advancements, the Endosurgery business grew eight percent in 2001 and represented 31 percent of Boston Scientific revenues.

Our oncology and vascular surgery businesses develop technologies used by oncologists, interventional radiologists, and general and vascular surgeons. Among the promising new procedures being developed by the Endosurgery group is an alternative treatment for managing uterine fibroid disease (UFD), which has historically been remedied by hysterectomy and myomectomy. Approximately one-third of the 600,000 women undergoing hysterectomies in the U.S. each year may soon be treated less invasively, with a procedure that cuts off the blood supply to tumors without affecting the surrounding tissue. The technology is currently in U.S. clinical trials.

Our endoscopy team develops technologies for use by gastroenterologists, pulmonologists and thoracic surgeons for the treatment of diseases of the gastrointestinal tract and the lungs. One of its biggest opportunities is a new treatment for gastroesophageal reflux disease (GERD), commonly known as heartburn. Over-the-counter and prescription medications to treat GERD are worth more than $10 billion annually to the pharmaceutical industry in the U.S. alone. In alliance with Enteric Medical Technologies, we offer a less-invasive technology that seeks to address the root physiological cause of reflux. Currently in clinical trials, the treatment holds promise to ease the suffering of hundreds of thousands of people in the U.S.

Our urology and gynecology business is a leading developer of medical technologies used by urologists, urogynecologists and gynecologists for the diagnosis and treatment of genitourinary tract diseases, incontinence and pelvic floor disorders. Our alliance with Lumenis, Ltd., the world's largest marketer of holmium laser systems used for kidney stone removal, will greatly enhance our kidney stone management product offering in the U.S. and Japan. Our alliance with Carbon Medical Technologies will provide U.S. physicians a new choice for treating female incontinence. We expect that these alliances, along with several new products developed internally, will provide significant new growth opportunities for years to come.

The Endosurgery group has recently added new market development and clinical affairs resources to capitalize on several new product opportunities. We expect the Endosurgery group to continue to be a significant contributor to the growth of Boston Scientific.

Acquisitions and Alliances

Innovation for Boston Scientific has always meant combining internally developed products and technologies with those we have obtained externally through our licensing and acquisition activities. Acquired technologies are intended to augment our own innovations, expand the Boston Scientific product portfolio and grow our top line. This year, we established new business relationships with 12 companies. A comprehensive list of these acquisitions and strategic alliances may be found later in this report.

In April, we acquired Interventional Technologies, Inc. (IVT), a company with a technology that has the potential, over time, to revolutionize the treatment of coronary and peripheral artery diseases. The Cutting Balloon® catheter is the first completely new means of dilating arteries since the beginning of balloon angioplasty in the 1970s. Tiny scalpels mounted on the balloon create small incisions that relieve stress in the artery as the balloon inflates. Clinicians quickly discovered the benefits of the device, enabling us to nearly double its U.S. market share in six months. Recently, we combined our technology with IVT's to bring to the U.S. market a Monorail™ version of this device. IVT also brings a rich history of metallurgical expertise that will contribute to our development of future drug-eluting coronary and peripheral vascular stents.

In February, we acquired Embolic Protection, Inc. (EPI), makers of the FilterWire™ EX device. It captures material dislodged into the bloodstream during cardiovascular interventions, potentially preventing a heart attack or stroke. The acquisition of EPI accelerates our entry into the embolic protection market, one of the most promising growth areas in interventional medicine, and advances our strategy of developing endovascular therapies for the prevention of stroke and heart attack.

The FilterWire EX device received the European CE Mark in October 2000. Two U.S. clinical trials are in progress, designed to evaluate the benefits of stenting in conjunction with embolic protection for the treatment of carotid artery disease and saphenous vein grafts. Early clinical results have been very positive. We believe that once trials are complete, the FilterWire EX device can become the standard of care for many interventional stent placements and other interventional cardiovascular procedures.

In August, we moved to strengthen our electrophysiology business and acquired Cardiac Pathways Corporation which designs and markets less-invasive systems to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms). Cardiac Pathways' products consist principally of systems for therapeutic radiofrequency ablation and diagnostic mapping. These devices broaden our existing product line, adding highly advanced tools that focus on the most complex cardiac rhythm disorders. Treatment for cardiac tachyarrhythmias represents the most significant growth opportunity in this market.

Worldwide Performance

The execution and efficiency of our European operations have improved markedly, and the results are reflected in recent performance. Our share of the European coronary stent market has doubled since the Express™ stent was launched. We believe this is an example of what we may expect as we look forward to future introductions of this product in other markets.

While Japan remains a strong market for Boston Scientific, 2002 will likely be a relatively quiet year as we prepare for new product introductions. Japanese regulatory approval of the Express stent is anticipated in 2003. Experience indicates that we may expect a very enthusiastic Japanese acceptance of new devices for treating coronary artery disease.

Other international markets – what we call Inter-Continental – are a mix of nations with highly developed health care systems, emerging fast-growth economies, and areas with significant market development potential. We plan to conduct an increasing amount of clinical trial work in the Inter-Continental markets, leveraging our relationships with leading physicians and their clinical research programs. Early clinical feedback from these programs often sets the course for clinical trials in the rest of the world. Our growing international reach and continuing push for new product development has created 20 to 30 percent average annual growth in these markets over the past several years.

People and Progress

Throughout the year, we constantly challenged ourselves to improve, and we made tremendous progress. We strengthened our people and performance across the entire organization. Highlights included:

- *We warmly welcomed two new members to our Board of Directors, Dr. Marye Anne Fox and Dr. Ernest Mario. Their extensive scientific and technological backgrounds make them exceptionally well qualified to help guide our innovation efforts. We wished John Pepper well as he resigned from our board to reassume executive leadership responsibilities at Procter & Gamble. We would like to take this opportunity to thank John for his distinguished service and important contributions.*

- *We received promising data from our Taxus I, II and III drug-eluting stent trials, which provided further encouragement about the potential of this innovative new therapy.*

- *We received approval from the FDA to initiate Taxus IV, our clinical trial to support product commercialization in the United States.*

- *We maintained our ongoing focus on operational excellence, and we were gratified that much of the success we enjoyed in 2001 was a result of the lasting operational improvements we instituted over the past several years.*

- *We significantly expanded our innovation capabilities, particularly in the area of stents where we have a full complement of technology that extends far beyond our current offerings. Our assets include expertise in stent design and materials, catheter delivery systems, coatings and iterative product platforms.*

- *We continued to pay close attention to our customers. We expanded our worldwide team of seasoned sales representatives and extended our reach into new markets and geographies.*

- *We opened a Federal Affairs office, establishing a direct presence in Washington. The Federal Affairs team represents and protects our company's and our industry's interests in the public policy arena.*

- *Pete Nicholas announced his intention to further reduce his involvement in the management of the company, completing the planned transition from his executive role. In doing so, he officially reaffirmed Jim Tobin's leadership and effectiveness.*

The achievements of the past year brought us a step closer to realizing our goals of becoming the best and most respected medical device company, and of providing patients and physicians the most innovative and effective products and technologies. 2001 was a year of reaffirmation for Boston Scientific. We plan to capitalize on our progress and carry the momentum of 2001 into 2002.

We will focus keenly on the U.S. launch of the Express™ stent and on bringing the Taxus™ drug-eluting stent to the European and other international markets. We will continue to grow our top line with a product pipeline that will be sustained through internal development and external acquisition. And we will continue to strengthen our ability to attract and retain the talented people who fuel our relentless drive for new and better innovations and upon whom our success has always depended.

Respectfully,





Jim Tobin
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pete Nicholas
CHAIRMAN OF THE BOARD

March 21, 2002

The Development of our Drug-Eluting Stent System



The Taxus™ drug-eluting stent system combines the Maverick® balloon catheter and the Express™ stent, coated with paclitaxel.

1997

BSC establishes paclitaxel as drug of choice for drug-eluting stent program.

BSC enters into co-exclusive, worldwide licensing agreement with Angiotech Pharmaceuticals, Inc., to use paclitaxel as a coating for vascular and non-vascular stents and devices.

BSC develops Channel® drug-delivery balloon catheter technology and receives FDA approval for peripheral indications.

1998

BSC acquires Schneider Worldwide and several proprietary polymers, including the polymer carrier used in our drug-eluting stent technology.

1999

Pre-clinical dose-ranging studies conducted on paclitaxel drug-eluting stent.

Galway, Ireland facility begins manufacturing stents for use in clinical trials.

2000

BSC initiates Taxus I safety trial, BSC's first drug-eluting stent clinical trial.

A Decade of Progress:

1992	1994	1995	1996
BSC initiates focused effort on local drug-delivery technologies. BSC and St. Elizabeth's Medical Center join to study vascular gene therapy.	BSC's hydrogel-coated balloon technology is used in first vascular gene therapy clinical trial. BSC licenses the Transport® local drug-delivery catheter technology from Cardiovascular Dynamics, Inc.	BSC receives FDA approval to market our first local drug-delivery device, the Dispatch® catheter.	BSC creates Molecular Interventions team to more broadly develop drug/device combination technologies. BSC enters into licensing agreement with Innerdyne, Inc. (Biosurface Engineering Technologies, Inc.) for heparin-coated stent technology.

The Rewards of the Journey



THE TREATMENT OF HEART DISEASE IS ABOUT TO UNDERGO A FUNDAMENTAL CHANGE. HISTORICALLY, MEDICAL TECHNOLOGIES HAVE EVOLVED. NOW, THEY ARE BEGINNING TO CONVERGE.

CORONARY ARTERY DISEASE TECHNOLOGY HAS PROGRESSED FROM ANGIOPLASTY TO ATHERECTOMY TO STENTING. BUT THE NUMBER OF PATIENTS REQUIRING FOLLOW-UP PROCEDURES HAS BEEN TOO HIGH. NOW, THE CONVERGENCE OF DEVICES AND DRUGS ONTO A SINGLE PLATFORM OFFERS THE POSSIBILITY OF A MORE LASTING SOLUTION FOR HEART DISEASE.

AT BOSTON SCIENTIFIC, THE DEVELOPMENT OF DRUG-ELUTING STENTS IS ADVANCING TREATMENT FROM MECHANICAL INTERVENTION TO BIOLOGICAL INTERVENTION AND PREVENTION.

THIS IS OUR JOURNEY:



Yew trees grown by Natural Pharmaceuticals, Inc., provide a source for the anti-restenotic drug paclitaxel.

Taxus™ Drug-Eluting Stent System: The Elements of Innovation



Maverick® balloon catheter	Express™ coronary stent	Paclitaxel drug

THE CREATION OF THE TAXUS DRUG-ELUTING STENT SYSTEM IS THE STORY OF THE CONVERGENCE OF FOUR SEPARATE TECHNOLOGIES. OVER THE PAST DECADE, OUR BALLOON CATHETER DELIVERY SYSTEMS, CORONARY STENTS, POLYMER RESEARCH AND EXPLORATION OF ANTI-RESTENOTIC DRUGS ADVANCED ON PARALLEL PATHS.

THE SUCCESS OF THE TAXUS STENT RELIES ON THE PERFORMANCE OF EACH OF THESE KEY COMPONENTS. WE STRONGLY BELIEVE IT IS THE COMBINATION OF THE RIGHT DELIVERY SYSTEM, THE RIGHT STENT, THE RIGHT POLYMER AND THE RIGHT DRUG – DELIVERED IN THE RIGHT DOSE – THAT MAKES THE TAXUS STENT AN UNMATCHED ALLY IN THE BATTLE AGAINST CORONARY ARTERY DISEASE.



Caution: Investigational device – limited by U.S. law to investigational use.

2001

Taxus I international clinical trial results confirm safety and report zero percent thrombosis and zero percent restenosis.

Taxus II international safety and efficacy clinical trial initiated.

Taxus III international registry study for in-stent restenosis initiated.

BSC enters into exclusive paclitaxel supply agreement with Natural Pharmaceuticals, Inc.

BSC acquires Interventional Technologies, Inc., and the Infiltrator® local drug-delivery catheter, currently in several clinical trials testing new drug therapies.

Molecular Interventions team creates three specialty areas to further focus on development of drug/device combination technologies.

2002

Application submitted to FDA for Taxus IV, U.S. safety and efficacy clinical trial.

New Drug Discovery Group
Searches alternative compounds for different clinical indications and applications across BSC.

Biopharmaceuticals Group
Focuses on gene, protein and cell therapy.

Biomaterials Group
Focuses on biomaterial development in support of new therapeutic treatment strategies.

Maverick® Balloon Catheter: Meeting Clinicians' Needs

Boston Scientific has long led the medical device industry in the development of balloon catheters. We believe the Maverick balloon catheter, launched in the U.S. in February 2001, sets a new standard for performance in coronary angioplasty catheters. A version of the Maverick catheter has been developed for use in delivering the Express™ coronary stent. This system – the Express2™ system – is scheduled for launch in the U.S. later this year and will form the foundation of our Taxus™ drug-eluting stent.

Customer-Driven Product Development

Knowledge of our customers' needs was central to the success of the Maverick catheter's design, development and introduction. Before beginning the Maverick catheter program, we asked clinicians what performance features they valued most and used their responses as our guide.

Clinicians told us that their top performance priority is crossability – the ability of the catheter or delivery system to track and get through difficult lesions. To make the Maverick catheter the most crossable catheter available, we developed a new kind of balloon tip, gave the catheter a smooth, gradual wedge shape, and reduced its deflated diameter without sacrificing balloon strength.

The Maverick catheter features TrakTip™ technology, a soft tubing that is attached to the end of the balloon using our patented laser-bonding technology. The material of the TrakTip is resilient and exceptionally flexible, enhancing trackability.

Laser bonding the balloon to the shaft, rather than gluing it, allows the Maverick catheter to be built slimmer than other catheters with similar balloons. The reduction in diameter improves crossability and overall handling. Laser bonding also gives the Maverick catheter a smooth transition from the balloon to the shaft, and a gradual stiffness gradient from the catheter tip to the end of the balloon. The resulting low, tapered profile allows the Maverick catheter to get through lesions often impassable to older, hand-glued balloons.

Building on Our Strengths

The performance advantages of the Maverick catheter have quickly made it the global market leader in coronary balloon catheters. New catheters using our laser-bonding technology are being developed for the peripheral vascular market. This process – leveraging proven technologies across divisions – is central to our continuing success throughout Boston Scientific.





Express™ Coronary Stent: The Shape of Innovation

In the 14 months from July 2000 to September 2001, we designed, built, tested and launched the Express coronary stent in international markets. During that same time frame, we also created the processes required to manufacture the stent. The Express stent is a laser-cut, balloon-expandable stent that we believe compares favorably to the best coronary stents. The speed of this program from concept to delivery is evidence of our focused approach to product innovation.

The Express stent features a new design concept called Tandem™ architecture, which integrates two separate structural elements into a single design, providing a powerful combination of deliverability, conformability and consistent vessel support.

"The Express stent looks like it will really raise the bar for combined levels of delivery and scaffolding," said John M. Lasala, M.D., Ph.D. "Based on the cases we've performed, it tracks and conforms to the vessel wall very well and looks great angiographically."

An Unwavering Sense of Purpose

The effort was remarkable for both its short duration and far-reaching scope. From the outset we developed an unwavering sense of purpose around this project, an attitude that it could – and would – be done. We cast a wide net for talent inside and beyond Boston Scientific, drawing on resources from around the world for expertise in metallurgy and design. We also drew on our internal stent expertise, including our experiences developing the self-expanding Radius® and Symbiot™ coronary stents, and we built on our existing intellectual property.

The impact of the Express stent project extends beyond the bounds of traditional coronary stenting. The clear and early success of the Express stent made it the platform for the Taxus™ drug-eluting stent system. New peripheral vascular and neurovascular applications based on the Express stent design are also in development. As we have done throughout our history, we are applying an effective technology to other areas of our business.

Manufacturing Rises to the Challenge

One of the most impressive achievements of this project was the establishment of a new stent manufacturing facility in approximately three months. When we were asked to meet greater-than-anticipated demand for the new stents in international markets, this plant was able to meet the challenge. The quality and flexibility of our manufacturing also enabled us to satisfy the expanding product needs resulting from the ongoing Taxus clinical trials.



John M. Lasala, M.D., Ph.D., co-principal investigator of the U.S. VICTORY trial for the Express™ coronary stent.

Operators cleaning and electropolishing Express™ stents prior to final visual inspection.

New Product Development

The Express™ stent is a result of our focused, cross-functional approach to new product design and development. To create innovative and manufacturable products in a consistent, timely manner, we instituted a formal process for technology and product development, as well as a portfolio planning process. Technology development, product development and cross-functional resources are critical elements of the portfolio plan.

Portfolio planning grew out of an insight on obstacles to new product development. Our challenge is not in coming up with new product ideas; our talented and creative people produce a continuous stream of concepts for new products. The challenge is in choosing the most promising ideas.

Our Project Investment Boards (PIBs) enable us to focus on key projects, with an eye toward innovation, quality and manufacturability. This team of R&D, clinical, quality, regulatory, manufacturing and marketing experts is at the heart of our phased product development process. Each product development team is accountable for bringing to market, in a timely fashion and within a set budget, a clearly defined, innovative new product that meets engineering excellence standards. A key to success is cross-functional cooperation and collaboration, with early involvement from each discipline in the product development cycle. The PIBs allow us to concentrate our resources on the most viable and profitable new products and technologies, and to get them to market in a clearly defined time frame.

Our new approach to product development has yielded more than the Express stent. It has enabled us to fill the new product pipeline across a wide spectrum of technologies. Significant progress has been made on the development of our next-generation coronary stent system. We are finalizing the stent pattern design and have assembled a cross-functional team to bring the stent through our product development process and to market. In addition to working on new stent patterns, we are also exploring the use of new stent materials. Our extraordinary metallurgy knowledge is contributing greatly to the development of new metals for future stent platforms.

Technology Development vs. Product Development

In our effort to identify new market directions early on, we distinguish between technology development and product development. This insight comes from recognizing the difference between the development of new technologies, which are typically complex and less predictable, and the development of new products applying these technologies, which are better defined and therefore more predictable. This allows us to drive new technology development at least one generation ahead of new product innovation.

Beyond the near-term timetable of new product development, we have significantly increased our investment in new technology development and applied research to identify innovative therapies early in their life cycles and to generate intellectual property for new technologies and therapies.

Caution: Investigational device – limited by U.S. law to investigational use.

Paclitaxel: The Future of Coronary Stents



Cultivated yew trees provide a natural source of paclitaxel.



Paclitaxel is handled with extreme care in an isolated environment.



R&D technician measuring solvent for use in paclitaxel solution preparation.

Coronary stents have improved the quality of life for millions of people since their introduction a decade ago. But from the beginning, clinicians have struggled with the recurring issue of restenosis. Approximately one of every five patients treated with coronary stents and two of every five patients treated with balloon angioplasty require additional procedures to open reclogged arteries.

The body reacts to the trauma of balloon inflation by building up smooth muscle cells at the site, which may eventually constrict the artery. The question is: How can we minimize restenosis without turning off the body's ability to heal itself?

On-Site Treatment

Over the past 10 years, we've been working on the answer to that question. The combination of drugs and coronary stents now offers the possibility of a more lasting solution for coronary artery disease.

In the beginning, we looked for an agent to control cell growth, and then we searched for the most effective way to deliver it to the site. Initially we experimented with delivering drugs directly to lesions on coated balloons. While some treatments showed promise, the drugs were rapidly washed away from the delivery site by blood flow once the balloon was removed.

We first explored the use of stents as drug carriers in the treatment of esophageal cancers. A stent used to open a cancerous esophagus was treated with an anti-cancer agent to prevent cells from growing through and closing the stent. Once the benefits of using a stent as a drug-delivery device became clear, we applied this innovation to coronary artery disease.

Regulating Cell Growth

We conducted extensive pre-clinical studies using a variety of compounds, searching for an agent that would prevent cells from replicating without disrupting other vital cell functions. The solution was found in a drug first developed to treat cancer. Paclitaxel is one of the most effective and widely used drugs for controlling growth of cancerous cells. Originally isolated by the U.S. National Cancer Institute from the bark of yew trees, paclitaxel has proved to be an effective treatment for a wide range of cancers. For the treatment of restenosis, paclitaxel doses that are three to four thousand times less than those used in cancer treatment are sufficient to limit smooth muscle cell growth while not inhibiting the body's natural ability to heal itself at the site.

Our extensive pre-clinical studies showed that restenosis is controlled by time-released doses of paclitaxel. The final piece to the puzzle was the search for a carrier that would adhere the drug to the stent and release it in precise amounts during the critical days of healing following a clinical procedure. We discovered the solution inside Boston Scientific: a proprietary polymer that had come to us through an acquisition. This polymer provides uniform drug coverage along the stent, enables time-released dosing and is vascular compatible, a key requirement for vascular-implantable devices.

Clinical results of the Taxus I trial bore out the promise of the program: we confirmed safety and reported zero percent thrombosis and zero percent restenosis. Additional trials are in progress to further test the safety and efficacy of Taxus™ drug-eluting stents for a variety of lesions.

Reshaping the Coronary Stent Business

The market opportunity for a safe and effective drug-eluting stent is enormous. In the U.S. alone, approximately one million people are treated with coronary stents each year. With restenosis occurring in approximately 20 percent of patients, approximately 200,000 Americans undergo follow-up coronary procedures. For all patients undergoing coronary stenting procedures, there is significant value in dramatically reducing the need for additional interventions.

The promise of paclitaxel-eluting stents opens new possibilities for treatment. Patients who in the past would have undergone coronary bypass operations may have their deteriorating vessels treated with Taxus drug-eluting stents. This procedure may result in better long-term prognoses, faster recoveries and reduced chances of restenosis. At the other end of the spectrum, patients in the early stages of arterial disease may receive Taxus drug-eluting stents to slow its progress. Drug-eluting stents have the potential to significantly increase the number of people who may be successfully treated with less-invasive coronary procedures.

Focusing on Priorities



An R&D technician performing a visual inspection of the paclitaxel coating on the Express™ stent.

Coronary specialty sales representatives receiving new product training.

CLINICAL EXCELLENCE

Never before have the clinical capabilities of Boston Scientific been more important than during the rapid innovation of the past few years. Our clinical affairs team grew more than sixfold in 2001, as the number of patients in Boston Scientific trials increased exponentially. To maximize their focus, efficiency and knowledge, clinical teams are organized by therapeutic specialty to better align with our R&D, marketing and sales organizations.

The importance of clinical trial execution is highlighted by the global clinical trial program for the Taxus™ drug-eluting stent. There are numerous Taxus trials planned to test the safety and efficacy of the new technology for the treatment of coronary artery disease.

Taxus I, designed to assess the safety of our slow-release dose formulation paclitaxel-eluting stent, involved 61 patients at three clinical centers in Germany. Six- and nine-month follow-up results confirmed safety, and showed zero percent thrombosis and zero percent restenosis.

Taxus II is a 532-patient, randomized, double-blind, multicenter, international study designed to assess safety and efficacy. Intravascular ultrasound (IVUS) is being used to study two different dose-release formulations. The trial is designed to collect information for proof of principle and to support regulatory filings for product commercialization in several markets around the world, including a CE Mark in Europe. Preliminary early safety data presented in March 2002 at the American College of Cardiology (ACC) annual meeting provided further support for the safety of paclitaxel-eluting stents.

Taxus III is an international, 30-patient registry study examining the feasibility of using up to two paclitaxel-eluting stents for treatment of in-stent restenosis. This group represents patients with more complex vascular disease, who tend to have an increased risk of restenosis. At the ACC, we reported preliminary results on these patients that expanded on the results from Taxus I and offered further evidence of safety.

Taxus IV is designed to collect key data to support regulatory filings for the U.S. product launch, examining the safety and performance of the slow-release formulation. Taxus IV is a prospective, randomized, triple-blind trial involving potentially up to 80 centers and more than 1,000 patients.

Taxus IV-J is a pivotal study to support Japanese commercialization. Enrollment is scheduled to begin in summer 2002, and is expected to be completed by the end of the year.

Taxus V is a prospective, randomized, controlled U.S. study, based on the results of pre-clinical studies, to establish the safety and performance of the moderate-release formulation.

Taxus VI is an international trial involving 35 centers and 450 patients with complex coronary artery disease. It is designed to establish the safety and efficacy of the moderate-release formulation.

SALES LEADERSHIP

Boston Scientific has long maintained a leadership position in cardiac and peripheral interventional procedures. We believe the launch of the Express™ and Taxus™ coronary stents will further strengthen our position. Our ability to consistently produce solid sales results is a credit to our organization, our customer relationships and our experience. Most importantly, our continued success would not be possible without the broadest product offering in interventional cardiology. It is our goal to provide clinicians with effective, quality medical devices for virtually every interventional need.

Good customer relationships build overall sales and accelerate new product introductions. They also make for a motivated and loyal salesforce. Our coronary sales representatives average more than 10 years of medical device sales experience and more than five years at Boston Scientific. Sales managers average more than 10 years with the company. This is the team to maximize the opportunity of the Express and Taxus stents.

Knowledge-Based Structure

Our coronary and peripheral vascular salesforce is divided into three groups, allowing each representative to focus on building a knowledge base and developing customer relationships in a defined area. The benefits of this organization are clearest during new product introductions, such as we saw with the Maverick® balloon catheter in 2001. Our coronary interventions specialists began selling the new Maverick catheter in February; by the end of the year, they added 19 points to our share of the traditional U.S. balloon catheter market. In the six months following our IVT acquisition, our specialty team nearly doubled the U.S. market share of the Cutting Balloon® catheter. And in 2002, our peripheral vascular team will have the opportunity to introduce more new products to interventional cardiologists and radiologists.

The Continuing Search for New Innovations



OUR APPROACH TO INNOVATION HAS ALWAYS RUN ON TWO TRACKS, BUILDING FROM OUR OWN TECHNOLOGIES AND FROM EXTERNALLY DEVELOPED ONES. NEW TECHNOLOGIES BROUGHT INTO BOSTON SCIENTIFIC THROUGH LICENSING AND ACQUISITION COMPLEMENT AND BROADEN OUR EXISTING PRODUCT PORTFOLIO AND CONTRIBUTE TO OUR TOP LINE. THIS YEAR, WE EXPANDED OUR OFFERINGS WITH NEW TECHNOLOGIES FROM 12 COMPANIES. MOST ENCOURAGING WAS SEEING THE SALES AND MARKET SHARES OF THESE ADDITIONS QUICKLY INCREASE AS THEY BECAME PART OF THE BOSTON SCIENTIFIC PORTFOLIO.

Acquisitions

Embolic Protection, Inc.

Marks Boston Scientific's entry into the U.S. embolic-protection market with a proprietary technology for interventional cardiovascular procedures. Also develops carotid endovascular therapies for the prevention of stroke.

Catheter Innovations, Inc.

Expands Boston Scientific's technology portfolio in the $500 million venous access market.

Quanam Medical Corporation

Broadens Boston Scientific's drug-delivery portfolio with an additional implant-based, drug-delivery technology and a family of proprietary biomaterials.

Interventional Technologies, Inc.

Unique, proprietary Cutting Balloon® device combines the features of conventional angioplasty with advanced microsurgical procedures. Additional metallurgy technologies have broad applications to numerous Boston Scientific products.

Cardiac Pathways Corporation

Chilli® Cooled Ablation Catheter and Realtime Position Management® System technologies broaden existing product line and bring highly advanced diagnostic and treatment tools to electrophysiology laboratories.

RadioTherapeutics Corporation

Expands Boston Scientific's oncology technology portfolio with proprietary radiofrequency-based therapeutic devices in the field of interventional oncology for the ablation (destruction) of various forms of soft-tissue lesions (tumors).

Strategic Alliances

Cath Data, Inc.

Acquisition of QMS 2 advanced mapping technology for the treatment of difficult heart arrhythmias.

ESC Medical Systems, Ltd. (Lumenis, Ltd.)

Exclusive distribution rights to holmium lasers and accessories for the treatment of urological disorders, particularly stone disease (kidney, ureteral and bladder).

Enteric Medical Technologies, Inc.

Entry into the gastroesophageal reflux disease (GERD) market. Exclusive distribution rights to Enteryx™ liquid polymer technology in most of Europe, Japan and other major markets outside the U.S.

ENDOTEX Interventional Systems, Inc.

Equity investment and exclusive option to purchase proprietary, next-generation carotid stent. Ongoing clinical trial with Filterwire™ EX device.

Natural Pharmaceuticals, Inc.

Exclusive agreement to supply Boston Scientific with paclitaxel for use in a wide range of drug-delivery devices.

Smart Therapeutics, Inc.

Collaboration to complete the regulatory process and commercialization of intracranial aneurysm stent technology.

The Ship in the Balloon: The Story of Boston Scientific and the Development of Less-Invasive Medicine




THE SHIP IN THE BALLOON
The Story of Boston Scientific and the Development of Less-Invasive Medicine
Jeffrey L. Rodengen



Five years ago, Founder Chairman John Abele (pictured above) began working with author Jeff Rodengen on the Boston Scientific story. The resulting book, **The Ship in the Balloon: The Story of Boston Scientific and the Development of Less-Invasive Medicine**, was published in the fall of 2001. It is a story about new products, procedures and technologies, and also a tale about entrepreneurial spirit, risk and the dramatic changes in the way medicine is practiced and taught. Throughout the book, readers will discover the pioneers of this field and the corporations – such as Boston Scientific – that continue to push the boundaries of less-invasive medicine.

The Ship in the Balloon: The Story of Boston Scientific and the Development of Less-Invasive Medicine is available through its publisher, Write Stuff Enterprises, Inc. (www.writestuffbooks.com) and can also be purchased through online retailers including Barnes & Noble and Amazon.com.

bostonscientific.com

We are pleased to introduce a new company website that will act as a complete resource for our customers, patients, shareholders, employees and others interested in Boston Scientific. It was created to meet the needs of health care professionals around the globe. The site offers comprehensive medical professional resources, including white papers, abstracts and information, on a range of subjects dealing with less-invasive medicine. In addition, the site is now interactive, allowing clinicians to sign up for Boston Scientific product training and download images and applications that can be used for conference and symposium presentations. For patients, their families and loved ones, as well as Boston Scientific employees, the site will act as an online educational resource focusing on health awareness and providing information on medical specialties, products and procedures. In developing the site, we also enhanced our corporate information while offering content for people pursuing career opportunities at Boston Scientific. Visitors will be able to access our corporate overview, history, mission and values, and discover how we work in the communities where we reside. They will also be able to view investor FAQs, our annual reports and benefits programs using the site's advanced search tool. We are particularly excited about the site's global reach. The new site is available in seven languages, supporting Boston Scientific users around the world.

We encourage you to visit Boston Scientific's new website at www.bostonscientific.com.

The Significance of our Ship-in-the-Balloon Symbol



Boston Scientific's "ship-in-the-balloon" symbol is the medical analogy of the "ship-in-the-bottle." It represents the challenging task of diagnosing and treating damaged organs or vessels through tiny openings from remote locations, which is the essence of less-invasive medicine.

Our symbol was inspired by the "Spray," a ship in which Joshua Slocum completed the first solo circumnavigation of the globe. Slocum's voyage serves as a model for human enterprise. It embodies hard work, risk-taking, perseverance, the quest for knowledge, and the testing of uncharted waters.

2001

Consolidated Financial Statements

BOSTON SCIENTIFIC AND SUBSIDIARIES





Financial Table of Contents

Results of Operations

Years Ended December 31, 2001 and 2000

Net sales for the year ended December 31, 2001 were $2,673 million as compared to $2,664 million in 2000. Without the adverse impact of approximately $92 million arising from foreign currency fluctuations, net sales for 2001 increased 4 percent. The reported net loss for 2001 was $54 million, or $0.13 per share, as compared to reported net income of $373 million, or $0.91 per share (diluted), in 2000. The reported results for 2001 include after-tax charges of $377 million, which include a provision for purchased research and development related to acquisitions consummated in 2001; costs associated with the Company's global operations plan; a provision for excess inventory due to declining demand for the current NIR® coronary stent technology; and a write-down of intangible assets related to discontinued technology platforms. The reported results for 2000 include after-tax charges of $47 million, which include costs associated with the Company's global operations plan and a provision for excess NIR® coronary stent inventory. Exclusive of these charges, net income for 2001 was $323 million, or $0.80 per share (diluted), as compared to net income of $420 million, or $1.03 per share, in 2000.

United States (U.S.) revenues increased approximately 1 percent to $1,598 million during 2001, while international revenues decreased approximately 1 percent to $1,075 million. U.S. revenues increased due to revenue growth in the Company's product lines, including revenue generated by businesses acquired in 2001, offset by decreases in coronary stent sales. On a constant currency basis, international revenues increased approximately 7 percent to $1,167 million. The increase in international revenues, on a constant currency basis, was due to growth in the Company's product lines, including acquisitions, and the launch of the Company's internally developed Express™ coronary stent in European and other international markets offset by decreases in NIR® coronary stent sales.

The worldwide coronary stent market is dynamic and highly competitive, with significant market share volatility. Technology and competitive offerings, particularly the earlier introduction of drug-eluting stents by the Company's competitors, may negatively impact the Company's revenues. Worldwide coronary stent revenues were approximately $344 million for the year ended December 31, 2001, compared to $427 million for the year ended December 31, 2000. Worldwide NIR® coronary stent sales as a percentage of worldwide sales were approximately 11 percent in 2001 compared to approximately 15 percent in 2000. Sales of the NIR® coronary stent declined throughout 2001; sales of the NIR® coronary stent recorded in the fourth quarter of 2001 decreased by approximately 50 percent as compared to NIR® coronary stent sales recorded in the first quarter of 2001. The Company anticipates that its global NIR® coronary stent market share will continue to decline during 2002 as physician acceptance of the current NIR® coronary stent platform continues to erode. However, during the fourth quarter of 2001, the Company launched its Express coronary stent in European and other international markets, increasing its share of these coronary stent markets by more than 30 percent in the first three months following the launch. The Company anticipates launching the Express coronary stent in the U.S. during the second half of 2002.

The Company expects to launch a paclitaxel-eluting stent in certain international markets in 2002 and in the U.S. in late 2003. The Company believes that drug-eluting stents present a significant growth opportunity for the Company. However, significant delays in the timing to launch or the inability to launch a drug-eluting stent could adversely affect the revenues and/or operating results of the Company. Additionally, the timing of submission for and receipt of regulatory approvals to market the Express coronary stents, drug-eluting stents and other coronary and peripheral stent platforms in the U.S. and international markets may influence the Company's ability to offer competitive stent products.

Gross profit as a percentage of net sales decreased to 65.6 percent in 2001 from 68.8 percent in 2000. The decline in gross margin in 2001 is primarily due to a provision recorded in the second quarter of 2001 of $49 million ($34 million, net of tax) for excess NIR® coronary stent inventory. The excess position was driven primarily by declining demand for the current NIR® coronary stent technology. Gross margin for the year ended December 31, 2001 was also negatively impacted by $62 million ($44 million, net of tax) of expenses associated with the Company's global operations plan. Excluding charges in both years for excess NIR® coronary stent inventories and expenses associated with the global operations plan, gross margins improved to 69.8 percent in 2001 from 69.4 percent in 2000. The improvement in gross margin is primarily due to operational cost improvements and the Company's hedging activities. The Company's ability to effectively manage its mix and levels of inventory, including consignment inventory, as the Company transitions to new products will be critical in minimizing excess inventories.

Medinol Ltd. (Medinol), an Israeli company, is the supplier of the NIR® stent. As described below, the Company is currently in litigation with Medinol with respect to the stent supply agreement and the management of Medinol. At December 31, 2001, the Company had approximately $34 million of net NIR® stent inventory and was committed to purchase approximately $7 million of NIR® stents from Medinol. The Company believes that it has recorded adequate reserves for excess NIR® coronary stent inventory as of December 31, 2001. Inventory reserves are primarily based on management's estimates of forecasted sales levels. Further declines in the demand for NIR® coronary stent technology at a rate or magnitude greater than that expected by the Company as of December 31, 2001 could result in the recording of additional provisions for excess NIR® coronary stent inventory.

On April 5, 2001, Medinol filed a lawsuit against the Company and a number of its current and former employees, alleging fraud, breaches of contract, and other claims. On April 26, 2001, Medinol amended its complaint to add claims alleging misappropriation of trade secrets. In the suit, Medinol is seeking, among other things, to end the Company's right to distribute Medinol stents and to gain access to certain Company intellectual property. On April 30, 2001, the Company answered and countersued Medinol and its principals charging them with fraud, multiple breaches of contract, unfair and deceptive practices and defamation. During the last quarter of 2001, the judge dismissed several of the individuals and claims from the case. A trial date has not yet been set. On June 11, 2001, the Company filed suit in the Jerusalem District Court in Israel against Medinol and its controlling shareholders, alleging, among other things, loss of faith among Medinol's shareholders, breach of duty by Medinol management and misappropriation of corporate opportunities, including trade secrets and intellectual property. The suit seeks, among other things, injunctive relief and costs. The Company's ability to manage its relationship with Medinol during the pendency of the litigation and the outcome of the litigation with Medinol could impact the future operating results of the Company.

During 2000, the Company approved and committed to a global operations plan consisting of a series of strategic initiatives designed to increase productivity and enhance innovation. The plan includes manufacturing process and supply chain programs and a plant optimization initiative. The manufacturing process and supply chain programs are designed to lower inventory levels and the cost of manufacturing and to minimize inventory write-downs.

The intent of the plant optimization initiative is to better allocate the Company's resources by creating a more effective network of manufacturing and research and development facilities. The Company is currently in the process of consolidating manufacturing operations along product lines and shifting significant amounts of production to the Company's facilities in Miami and Ireland and to contract manufacturing. The Company's plan includes the discontinuation of manufacturing activities at three facilities in the U.S., and includes the planned displacement of approximately 1,800 manufacturing, manufacturing support and management employees. The Company recorded a pre-tax special charge of approximately $58 million associated with the plant optimization initiative during 2000. As of December 31, 2001, approximately $23 million had been charged against the restructuring accrual for the approximately 1,000 employees terminated pursuant to the plan. The Company expects that the plan will be substantially completed during the first half of 2002. The Company's estimated timing for completion of the plan has been extended primarily due to increased demand for certain product lines and delays in the movement of these product lines from, and other product lines to, the Company's facility in Miami. The Company does not expect this extension to significantly impact the costs of the plan or the anticipated savings resulting from the plan. During 2001, the Company recorded pre-tax expenses of $62 million ($44 million, net of tax) as cost of sales primarily related to transition costs associated with the plant optimization plan and accelerated depreciation on fixed assets whose useful lives have been reduced as a result of the initiative. The Company estimates that it will record pre-tax expenses of approximately $15 million as cost of sales during 2002 related to the plant optimization initiative, primarily for transition costs and abnormal production variances related to underutilized plant capacity.

During 2001, the Company achieved pre-tax operating savings, relative to the plan's base year of 1999, of approximately $130 million. The Company estimates that the global operations plan will achieve future pre-tax operating savings, relative to the base year of 1999, of approximately $220 million in 2002 and $250 million in annualized savings thereafter. These savings will be realized primarily as reduced cost of sales and are expected to help mitigate gross margin pressures resulting from price erosion and unfavorable product mix. Additionally, the Company intends to use a portion of these savings to fund its increased investment in research and development.

Selling, general and administrative expenses as a percentage of sales increased to 35 percent of sales in 2001 from 33 percent in 2000 and increased approximately $59 million from 2000 to $926 million in 2001. The increase in expenses in 2001 is primarily attributable to costs associated with the businesses acquired in 2001 and incremental costs incurred to strengthen the Company's field salesforce.

Amortization expense increased to $136 million in 2001 from $91 million in 2000 and increased as a percentage of sales to 5 percent from 3 percent. The increase in expense dollars for 2001 is primarily a result of a $24 million ($17 million, net of tax) write-down of intangible assets related to discontinued technology platforms and amortization of intangible assets related to businesses acquired in 2001. The Company regularly reviews its excess of cost over net assets acquired and other intangible assets to determine if any adverse conditions exist that would indicate impairment. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or assessment by a regulator. If the carrying amount of an asset exceeds the sum of its undiscounted cash flows, the carrying value is written down to fair value in the period identified. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate commensurate with the Company's weighted-average cost of capital.

Effective July 1, 2001, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets," applicable to business combinations completed after June 30, 2001. Effective January 1, 2002, the Company will adopt Statement No. 142 relating to business combinations completed prior to July 1, 2001. Under the provisions of Statement No. 142, goodwill and intangible assets deemed to have indefinite useful lives are no longer subject to amortization. These assets are subject to an initial impairment review upon adoption of Statement No. 142 and annual impairment reviews thereafter. For acquisitions prior to July 2001, the Company anticipates approximately $35 million of annual amortization reductions in 2002 relative to 2001 as a result of the adoption of Statement No. 142, partially offset by the effect of a full year of amortization of intangible assets related to businesses acquired in 2001. The Company is in the process of determining whether any impairment will be recognized upon the adoption of Statement No. 142, but does not believe any significant impairment will be recognized.

Royalties decreased to $35 million in 2001 from $37 million in 2000 and remained at approximately 1 percent of sales. The reduction in royalties is primarily due to a reduction in sales of royalty-bearing products. The Company continues to enter into strategic technological alliances, some of which include royalty commitments.

Research and development expenses increased to $275 million in 2001 from $199 million in 2000 and increased as a percentage of sales to 10 percent from 7 percent. The investment in research and development dollars reflects spending on new product development programs as well as regulatory compliance and clinical research. The increase in research and development is primarily due to increased funding for the development of, and the clinical trials related to, new products, including the Company's Express™ coronary stent platform, its Taxus™ drug-eluting stent program, its carotid program and programs acquired in connection with the Company's business combinations consummated in 2001. The Company continues to be committed to refining existing products and procedures and to developing new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare.

In 2002, the Company expects to increase its investment in research and development over 2001 levels to fund the development of new products and to expand clinical trials, including the Company's Taxus drug-eluting stent program, the carotid program and the Express coronary stent platform. The Taxus program is a series of studies designed to collect clinical information on the Company's proprietary paclitaxel-eluting stent technology for reducing coronary restenosis, the regrowth of vascular tissue within an artery after angioplasty and stenting. Taxus I is the first of several Company-sponsored paclitaxel-eluting stent clinical trials. Six- and nine-month Taxus I follow-up results confirmed safety, and showed zero percent restenosis and zero percent thrombosis. The remaining Taxus trials are at various stages of completion or have yet to commence. The Company's ability to market and the timing to market a paclitaxel-eluting stent will be dependent on the timing of and results from these trials and on the receipt of regulatory approvals.

On February 27, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Embolic Protection, Inc. (EPI) for approximately $70 million in cash plus contingent payments. EPI develops embolic protection filters for use in interventional cardiovascular procedures and also develops carotid endovascular therapies for the prevention of stroke. The acquisition is intended to accelerate the Company's entry into the embolic protection market.

On March 5, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Catheter Innovations, Inc. (CI) for approximately $20 million in cash plus contingent payments. CI develops and manufactures catheter-based venous access products used by clinicians to treat critically ill patients through the delivery of chemotherapy drugs, antibiotics and nutritional support. The acquisition is intended to expand the Company's technology portfolio in the venous access market.

On March 30, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Quanam Medical Corporation (Quanam) through the issuance of approximately 1 million shares of Company common stock valued at approximately $15 million plus contingent payments. Quanam develops medical devices using novel polymer technology, with a concentration on drug-delivery stent systems for use in cardiovascular applications. The acquisition is intended to broaden the Company's drug-delivery portfolio.

On April 2, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Interventional Technologies, Inc. (IVT). During 2001, the Company paid $430 million in cash in connection with its acquisition of IVT; in addition, other contingent payments remain outstanding related to IVT. IVT develops, manufactures and markets less-invasive devices for use in interventional cardiology, including the Cutting Balloon® catheter and the Infiltrator® transluminal drug-delivery catheter. The acquisition is intended to strengthen the Company's market leadership position in interventional cardiology.

On August 9, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Cardiac Pathways Corporation (CPC) in an all cash transaction for approximately $115 million. CPC designs and markets less-invasive systems to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms). The acquisition is intended to strengthen and broaden the Company's product offerings in the field of electrophysiology.

On December 11, 2001, the Company completed its acquisition of the remaining 72 percent of the outstanding shares of RadioTherapeutics Corporation (RTC) through the issuance of approximately 900,000 shares of Company common stock valued at approximately $25 million plus contingent payments. RTC develops and manufactures proprietary radiofrequency-based therapeutic devices in the field of interventional oncology for the ablation (destruction) of various forms of soft tissue lesions (tumors). The acquisition is intended to expand the Company's oncology technology portfolio.

The Company's acquisitions were accounted for using the purchase method of accounting. The consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition. Pro forma information is not presented, as the acquired companies' results of operations prior to their date of acquisition are not material, individually or in the aggregate, to the Company. The EPI, CI, Quanam, IVT and RTC acquisitions involve potential earn-out payments based on the acquired companies' reaching certain performance and other milestones. These payments, some of which may be made in the Company's common stock, would be allocated to specific intangible asset categories with the remainder assigned to excess of cost over net assets acquired on the basis that the consideration had been paid as of the date of acquisition.

As of December 31, 2001, the Company had recorded $4 million for trademarks and approximately $50 million for goodwill acquired in connection with the Company's acquisition of CPC and RTC, which are not subject to amortization in accordance with FASB Statement No. 142. The goodwill acquired in connection with CPC and RTC is not deductible for tax purposes.

The aggregate purchase price for each acquisition has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The estimated excess of purchase price over the fair value of the net tangible assets acquired was allocated to identifiable intangible assets, as valued by an independent appraiser using information and assumptions provided by management. Based upon these valuations, the Company recorded charges of $282 million to account for purchased research and development related to businesses acquired during 2001. The valuation of purchased research and development, for which management is primarily responsible, represents the estimated fair value at the date of acquisition related to in-process projects. As of the date of acquisition, the in-process projects had not yet reached technological feasibility and had no alternative future uses. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval. Accordingly, the value attributable to these projects, which had not yet obtained regulatory approval, was expensed in conjunction with the acquisition. If the projects are not successful or completed in a timely manner, the Company may not realize the financial benefits expected for these projects. Other intangible assets subject to amortization recorded in connection with these acquisitions are being amortized on a straight-line basis ranging from 9 to 25 years.

The income approach was used to establish the fair values of purchased research and development. This approach established the fair value of an asset by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to a present value. Revenue estimates were based on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the in-process research and development projects, the Company considered, among other factors, the in-process project's stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at a present value as of the date of acquisition was based on the time value of money and medical technology investment risk factors. For the purchased research and development programs, risk-adjusted discount rates ranging from 16 percent to 28 percent were utilized to discount the projected cash flows. The Company believes that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The most significant projects, relative to the purchased research and development charge recorded in connection with the acquisitions consummated in 2001, are the next-generation Cutting Balloon® catheter, the next-generation Infiltrator® transluminal drug-delivery catheter and next-generation embolic protection devices, which collectively represent approximately 63 percent of the in-process value. The Cutting Balloon is a novel balloon angioplasty device with mounted scalpels that relieve stress in the artery, reducing the force necessary to expand the vessel. This contributes to less inadvertent arterial trauma and injury as compared to standard balloon angioplasty. The Infiltrator transluminal drug-delivery catheter is designed to directly deliver therapeutic agents into the wall of the artery with high levels of efficiency. The embolic protection devices are filters that are mounted on a guidewire and are used to capture embolic material that is dislodged during cardiovascular interventions. As of the date of acquisition, the projects were expected to be completed and the products to be commercially available on a worldwide basis within one to four years, with an estimated cost to complete of approximately $30 million to $45 million.

Interest expense decreased to $59 million in 2001 from $70 million in 2000. The overall decrease in interest expense is primarily attributable to lower average interest rates. Other income, net, decreased to approximately $3 million in 2001 from approximately $17 million in 2000. The change is primarily due to net gains recognized on sales of available-for-sale securities in 2000 and to net gains recorded on derivative financial instruments in 2000.

The Company's effective tax rate, excluding the impact of in-process research and development related to 2001 acquisitions and other merger and restructuring-related charges, was 30 percent for both 2001 and 2000. Management currently estimates that the 2002 effective tax rate will remain at approximately 30 percent. However, the effective tax rate could be positively or negatively impacted by changes in the geographic mix of the Company's income or acquisitions, if any.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years.

Uncertainty remains with regard to future changes within the health care industry. The trend toward managed care and economically motivated and more sophisticated buyers in the U.S. may result in continued pressure on selling prices of certain products and resulting compression on gross margins. In addition to impacting selling prices, the trend to managed care in the U.S. has also resulted in more complex billing and collection procedures. The Company's ability to react effectively to the changing environment may impact its bad debt and sales allowances in the future. Further, the U.S. marketplace is increasingly characterized by consolidation among health care providers and purchasers of medical devices who prefer to limit the number of suppliers from which they purchase medical products. There can be no assurance that these entities will continue to purchase products from the Company.

International markets are also being affected by economic pressure to contain reimbursement levels and health care costs. The Company's profitability from its international operations may be limited by risks and uncertainties related to economic conditions in these regions, regulatory and reimbursement approvals, competitive offerings, infrastructure development, rights to intellectual property and the ability of the Company to implement its overall business strategy. Any significant changes in the competitive, political, regulatory, reimbursement or economic environment where the Company conducts international operations may have a material impact on revenues and profits, especially in Japan, given its high profitability relative to its contribution to revenues. Deterioration in the Japanese and/or emerging markets economies may impact the Company's ability to grow its business and to collect its accounts receivable. Additionally, the trend in countries around the world toward more stringent regulatory requirements for product clearance, changing reimbursement rates and more vigorous enforcement activities has generally caused or may cause medical device manufacturers to experience more uncertainty, greater risk and higher expenses. These factors may impact the rate at which the Company can grow. However, management believes that it is positioning the Company to take advantage of opportunities that exist in the markets it serves.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has formal accounting policies in place including those that address critical and complex accounting areas. (See "Note A – Significant Accounting Policies" and discussion herein.)

Years Ended December 31, 2000 and 1999

Net sales for the year ended December 31, 2000 were $2,664 million as compared to $2,842 million in 1999, a decline of 6 percent. Net sales were adversely affected by approximately $30 million arising from foreign currency fluctuations compared to the prior year. Net income for 2000 was $373 million, or $0.91 per share (diluted), as compared to net income for 1999 of $371 million, or $0.90 per share.

U.S. revenues decreased approximately 9 percent to $1,577 million during 2000, while international revenues decreased approximately 1 percent to $1,087 million. The decrease in worldwide sales was principally attributable to a decline in the Company's sales of coronary stents and balloons, primarily in the U.S. Worldwide coronary stent revenues and worldwide coronary balloon revenues were approximately $427 million and $357 million, respectively, during 2000, compared to $604 million and $429 million, respectively, during 1999.

Gross profit as a percentage of net sales increased to 68.8 percent in 2000 from 65.3 percent in 1999. The improvement in gross margin in 2000 is due primarily to the recording of a pre-tax provision of $62 million for excess NIR® coronary stent inventories and purchase commitments during the third quarter of 1999. The improvement is also due to benefits that the Company realized through its increased ability to better manage inventory and lower product costs, partially offset by a shift in the Company's product sales mix.

Selling, general and administrative expenses as a percentage of sales increased to 33 percent in 2000 from 30 percent of sales in 1999 and increased approximately $25 million from 1999 to $867 million. The increase in expenses as a percentage of sales in 2000 is primarily attributable to the reduction in sales combined with an increase in costs incurred to strengthen and retain the Company's field sales force and to expand its direct sales presence in international regions.

Amortization expense remained at approximately 3 percent of net sales while decreasing 1 percent to $91 million in 2000 from $92 million in 1999.

Royalties decreased approximately 20 percent to $37 million in 2000 from $46 million in 1999. The reduction in royalties is primarily due to nonrecurring expenses of approximately $7 million recorded during 1999.

Research and development expenses remained at approximately 7 percent of net sales while increasing 1 percent to $199 million in 2000 from $197 million in 1999.

During 2000, the Company recorded a pre-tax special charge of approximately $58 million associated with the plant optimization initiative. In addition, during 2000, the Company recorded pre-tax costs of $11 million as cost of sales related to transition costs associated with the plant optimization plan and accelerated depreciation on fixed assets whose useful lives had been reduced as a result of the initiative. During the third quarter of 1999, the Company identified and reversed restructuring and merger-related charges of $10 million no longer deemed necessary. These amounts related primarily to restructuring charges accrued in 1998 and reflect the reclassification of assets from held-for-disposal to held-for-use resulting from management's decision to resume a development program previously planned to be eliminated.

Interest expense decreased to $70 million in 2000 from $118 million in 1999. The overall decrease in interest expense is primarily attributable to a lower average debt balance. Other income (expense), net, changed to income of approximately $17 million in 2000 from expense of approximately $9 million in 1999. The change is primarily due to an increase in net gains recognized on sales of available-for-sale securities and to an increase in gains on derivative financial instruments.

The Company's effective tax rate, excluding the impact of restructuring-related charges and credits, decreased to 30 percent in 2000 from 34 percent in 1999. The decrease was primarily attributable to a shift in the mix of the Company's U.S. and international businesses.

Liquidity and Capital Resources

Cash and short-term investments totaled $185 million at December 31, 2001, compared to $60 million at December 31, 2000. The Company had $275 million of working capital at December 31, 2001, as compared to $173 million at December 31, 2000. Cash proceeds during 2001 were primarily generated from operating activities, which totaled $490 million in 2001, as compared to $739 million in 2000. The decrease is primarily due to the Company's increased investment in internal research and development, costs to strengthen the Company's field salesforce, incremental operating costs associated with companies acquired in 2001 and by fluctuations in certain working capital accounts in 2001 as compared to 2000. Cash generated by operating activities along with cash provided by the Company's borrowings in 2001 were primarily used to fund acquisitions and other strategic alliances and capital expenditures during 2001.

The Company had approximately $99 million and $56 million of commercial paper outstanding at December 31, 2001 and 2000, respectively, at weighted-average interest rates of 2.33 percent and 8.00 percent, respectively. In addition, the Company had approximately $547 million and $187 million in revolving credit facility borrowings outstanding at December 31, 2001 and 2000, respectively, at weighted-average interest rates of 1.95 percent and 4.54 percent, respectively. At December 31, 2001, the revolving credit facilities totaled approximately $1.6 billion, consisting of a $1 billion credit facility that terminates in June 2002 and a $600 million credit facility that terminates in August 2006. The revolving credit facilities also support the Company's commercial paper borrowings. Use of the borrowings is unrestricted and the borrowings are unsecured. The revolving credit facilities require the Company to maintain a specific ratio of consolidated total debt (as defined) to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (as defined) of less than or equal to 3.5 to 1. The ratio was approximately 1.9 to 1 at December 31, 2001. In addition, the revolving credit facilities require the Company to maintain a specific ratio of consolidated EBITDA (as defined) to consolidated interest expense (as defined) of greater than or equal to 3.5 to 1. The ratio was approximately 10.4 to 1 at December 31, 2001. The Company intends to refinance its $1 billion credit facility terminating in June 2002 with a new credit facility of up to $1 billion having similar terms and conditions.

The Company has the ability to refinance a portion of its short-term debt on a long-term basis through its revolving credit facilities. The Company expects a minimum of $471 million of its short-term borrowings will remain outstanding beyond the next twelve months and, accordingly, has classified this portion as long-term borrowings at December 31, 2001, compared to no such classification at December 31, 2000.

The Company had $500 million of senior notes (the Notes) outstanding at December 31, 2001. The Notes mature in March 2005, bear a semi-annual coupon of 6.625 percent, and are not redeemable prior to maturity or subject to any sinking fund requirements. During 2001, the Company entered into a fixed to floating interest rate swap to hedge changes in the fair value of the Notes. In accordance with Statement No. 133, the Company has recorded changes in the fair value of the Notes since the inception of the interest rate swap (see Note K for further discussion). The carrying amount of the Notes at December 31, 2001 was approximately $485 million.

The Company had 6 billion Japanese yen (translated to approximately $46 million and $53 million at December 31, 2001 and 2000, respectively) of borrowings outstanding with a syndicate of Japanese banks. The interest rate on the borrowings is 2.37 percent and the borrowings are payable in 2002. In addition, the Company had approximately 1 billion Japanese yen (translated to approximately $7 million) and 1.1 billion Japanese yen (translated to approximately $9 million) of borrowings outstanding from a Japanese bank used to finance a facility construction project at December 31, 2001 and 2000, respectively. The interest rate on the borrowings is 2.1 percent and semi-annual principal payments are due through 2012.

The Company has uncommitted Japanese credit facilities with several Japanese banks, which provided for borrowings and promissory notes discounting of up to 15 billion Japanese yen (translated to approximately $115 million and $131 million) at December 31, 2001 and 2000, respectively. There were $8 million in borrowings outstanding under the Japanese credit facilities at an interest rate of 1.38 percent at December 31, 2001, compared to $12 million in borrowings at an interest rate of 1.5 percent at December 31, 2000. At December 31, 2001, approximately $88 million of notes receivable were discounted at average interest rates of approximately 1.38 percent compared to $108 million of discounted notes receivable at average interest rates of approximately 1.5 percent at December 31, 2000.

The Company has future minimum rental commitments under noncancelable capital and operating lease agreements of $152 million as of December 31, 2001. The related lease agreements expire on various dates over the next fifteen years. The Company expects to make payments of $34 million under its noncancelable capital and operating lease agreements during 2002.

The Company has recognized net deferred tax assets aggregating $131 million at December 31, 2001 and $226 million at December 31, 2000. The assets relate principally to the establishment of inventory and product-related reserves and purchased research and development. In light of the Company's historical financial performance, the Company believes that these assets will be substantially recovered.

The Company expects that it will make total cash outlays of approximately $160 million for the plant optimization initiative. As of December 31, 2001, the Company has made cash outlays of approximately $105 million for the plan. The Company anticipates that these cash outlays will be funded from cash flows from operating activities and from the Company's borrowing capacity. The cash outlays include severance and outplacement costs, transition costs and capital expenditures related to the plan.

In December 2000, a jury found that the Company's NIR® coronary stent infringed one claim of a patent owned by Johnson & Johnson. A final decision has not yet been entered by the court. The Company could be found liable and owe damages of approximately $324 million for past sales, plus interest, and additional damages for sales occurring after the date of the jury verdict. The Company expects to appeal any adverse determination and post the necessary bond pending appeal. As of December 31, 2001, the Company has not accrued a loss contingency related to the suit.

On July 18, 2001, an arbitration panel determined that rapid exchange delivery systems and balloon dilatation catheters sold in the U.S. by Medtronic AVE, Inc. willfully infringe a patent exclusively licensed to the Company. The panel awarded the Company $169 million in damages, as well as costs and attorneys' fees, and a permanent injunction against Medtronic AVE's sales of the infringing devices for the duration of the patent. On September 18, 2001, the U.S. District Court for the Northern District of California confirmed the arbitration award. On October 17, 2001, Medtronic AVE appealed the confirmation of the award. As of December 31, 2001, the Company has not recorded a gain contingency related to the suit.

On July 28, 2000, Dr. Tassilo Bonzel filed a complaint naming certain of the Company's Schneider Worldwide subsidiaries and Pfizer Inc. (Pfizer) and certain of its affiliates as defendants, alleging that Pfizer failed to pay Dr. Bonzel amounts owed under a license agreement involving Dr. Bonzel's patented Monorail™ technology. The suit was filed in the District Court for the State of Minnesota seeking monetary relief. On September 26, 2001, Dr. Bonzel and the Company reached a contingent settlement involving all but one claim asserted in the complaint. Pursuant to the settlement agreement, the Company would acquire the Monorail technology and pay Dr. Bonzel approximately $80 million contingent upon the occurrence of certain events. On December 17, 2001, the remaining claim was dismissed without prejudice with leave to refile the suit in Germany. The Company has not recorded the contingent amount in its financial statements related to the settlement agreement as of December 31, 2001.

On December 13, 2001, the Company announced that it had exercised a pre-existing option to acquire Smart Therapeutics, Inc. (Smart), a development company that focuses on self-expanding technologies for intracranial therapies. The Company expects to complete the acquisition prior to receipt of regulatory approval to market the product in the U.S., and, under the terms of the agreement, the Company must complete the acquisition upon the occurrence of certain events.

Management believes it is developing a sound plan to integrate businesses acquired in 2001. The failure to successfully integrate these businesses could impair the Company's ability to realize the strategic and financial objectives of these transactions. As the health care environment continues to undergo rapid change, management expects that it will continue to focus on strategic initiatives and/or make additional investments in existing relationships. The IVT, EPI, CI, Quanam and RTC acquisition transactions involve earn-out payments based on the acquired companies reaching certain performance and other milestones. In aggregate through 2006, the Company anticipates it will make approximately $400 million in contingent payments in connection with the acquisitions consummated in 2001. In connection with these and other acquisitions consummated during the last five years, the Company has acquired numerous in-process research and development projects. As the Company continues to undertake strategic initiatives, it is reasonable to assume that it will acquire additional in-process research and development platforms.

Additionally, the Company expects to incur capital expenditures of approximately $150 million during 2002. The Company expects that its cash and cash equivalents, marketable securities, cash flows from operating activities and borrowing capacity will be sufficient to meet its projected operating cash needs, including capital expenditures, rental commitments, tax payments, restructuring and other strategic initiatives and acquisition-related payments.

The Company was engaged in negotiations to acquire Medinol prior to Medinol's lawsuit against the Company. In the event the negotiations were to recommence, or the disputes were to be otherwise resolved, the Company may need to borrow funds under its credit facilities.

Market Risk Disclosures

In the normal course of business, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates. The Company addresses these risks through a risk management program that includes the use of derivative instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative purposes.

The Company uses derivative instruments to manage its overall exposure to market risks. Gains and losses on the derivative instruments substantially offset the losses and gains on the underlying hedged exposures. Furthermore, the Company enters into derivative instrument contracts with a diversified group of major financial institutions to manage its credit exposure to nonperformance on such derivative instruments.

The Company uses foreign currency derivative instruments to manage its earnings and cash flow exposure to changes in foreign currency rates. The Company's earnings and cash flow exposure to foreign exchange rates consists primarily of firmly committed and forecasted foreign currency denominated intercompany and third-party transactions and net investments in certain of its international subsidiaries. The Company had foreign currency derivative instruments outstanding in the notional amounts of $845 million and $452 million as of December 31, 2001 and 2000, respectively. The Company has recorded $76 million of assets to recognize the fair value of these instruments at December 31, 2001, compared to $37 million of assets and $1 million of liabilities at December 31, 2000. As of December 31, 2001, a 10 percent change in the U.S. dollar's value relative to the hedged foreign currencies would change the derivative instruments' fair value by approximately $70 million. Any increase or decrease in the fair value of the Company's foreign exchange rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying asset, liability or cash flow.

The Company also uses derivative financial instruments to manage its exposure to interest rate movements and to reduce borrowing costs. The Company's net earnings and cash flow exposure to interest rates consists of fixed and floating debt instruments that are denominated primarily in U.S. dollars and Japanese yen. The Company manages this risk by using interest rate swaps to convert floating rate debt to fixed rate debt or fixed rate debt to floating rate debt. The Company had interest rate swap contracts outstanding in the notional amounts of $557 million as of December 31, 2001, compared to no such contracts outstanding at December 31, 2000. The Company has recorded approximately $15 million of other long-term liabilities to recognize the fair value of these instruments at December 31, 2001. As of December 31, 2001, a 100 basis point change in interest rates would not result in a material change in the derivative instruments' fair value. Any increase or decrease in the fair value of the Company's interest rate sensitive derivative instruments would be substantially offset by a corresponding decrease or increase in the fair value of the hedged underlying liability.

Euro Conversion

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates among existing sovereign currencies and the euro. On January 1, 2001, Greece became the twelfth member of the participating countries to agree to adopt the euro as their common legal currency. On January 1, 2002, the euro became legal tender within the participating countries. The Company has addressed and continues to address the potential impact resulting from the euro conversion, including competitive implications related to pricing and foreign currency considerations. In addition, during 2001, the Company successfully completed the adaptation of its information technology systems to be euro compatible.

Management currently believes that the euro conversion will not have a material impact related to its overall business. However, uncertainty exists as to the effects the euro may have on the marketplace. The increased price transparency resulting from the use of a single currency in the twelve participating countries may affect the ability of the Company to price its products differently in the various European markets. A possible result of this is price harmonization at lower average prices for products sold in some markets.

Litigation

The Company is involved in various lawsuits, including patent infringement and product liability suits, from time to time in the normal course of business. In management's opinion, the Company is not currently involved in any legal proceeding other than those specifically identified in the notes to the consolidated financial statements which, individually or in the aggregate, could have a material effect on the financial condition, operations and/or cash flows of the Company. Additionally, legal costs associated with asserting the Company's patent portfolio and defending against claims that the Company's products infringe the intellectual property of others are significant, and legal costs associated with non-patent litigation and compliance activities are rising. Depending on the prevalence, significance and complexity of these matters, the Company's legal provision could be adversely affected in the future.

Further, product liability claims may be asserted in the future relative to events not known to management at the present time. The Company has insurance coverage that management believes is adequate to protect against such product liability losses as could otherwise materially affect the Company's financial position.

The Company accrues costs of settlement, damages and, under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, such costs are expensed as incurred. As of December 31, 2001, the potential exposure for litigation-related accruable costs is estimated to range from $6 million to $13 million. The Company's total accrual for litigation-related reserves as of December 31, 2001 and 2000 was approximately $6 million and $16 million, respectively. As of December 31, 2001, the range of loss for reasonably possible contingencies that can be estimated is $0 to $404 million, plus interest, and additional damages for sales occurring after the date of the jury verdict related to the December 2000 Johnson & Johnson verdict.

Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This annual report contains forward-looking statements. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Forward-looking statements discussed in this report include, but are not limited to, statements with respect to, and the Company's performance may be affected by: (a) volatility in the coronary stent market, competitive offerings and the timing of submission for and receipt of regulatory approvals to market Express™ coronary stents, Taxus™ drug-eluting stents and other coronary and peripheral stent platforms; (b) the Company's ability to timely launch the Express coronary stent and the Taxus drug-eluting stent in the U.S. and international markets; (c) the Company's ability to compete in the coronary and drug-eluting stent markets; (d) the Company's ability to effectively manage its mix and inventory levels as the Company transitions to new products; (e) the continued decline in NIR® coronary stent sales, NIR® coronary stent sales as a percentage of worldwide sales and the mix of coronary stent platforms; (f) the ability of the Company to manage its relationship with Medinol during the pendency of the litigation and the outcome of the Medinol litigation; (g) the Company's ability to timely implement the global operations plan within its cost estimates, to effectively manage inventories during the plan's transition period and to achieve estimated operating savings; (h) the Company's ability to achieve manufacturing cost declines, gross margin benefits and inventory reductions from its manufacturing process and supply chain programs; (i) the ability of the Company to manage accounts receivable and gross margins and to react effectively to the changing managed care environment, reimbursement levels and worldwide economic and political conditions; (j) the Company's ability to realize benefits from the EPI, CI, Quanam, IVT, CPC and RTC acquisitions, including purchased research and development, and from the Company's other strategic alliances; (k) the Company's estimate of contingent amounts payable in connection with 2001 acquisitions and its ability to timely close the Smart acquisition; (l) the Company's ability to increase its investment in research and development, to successfully complete planned clinical trials and to develop and launch products on a timely basis, including products resulting from purchased research and development; (m) the impact of adoption of new accounting standards; (n) the Company's ability to maintain its effective tax rate for 2002 and to substantially recover its net deferred tax assets; (o) the potential impacts of continued consolidation among health care providers, trends toward managed care, disease state management and economically motivated buyers, health care cost containment, the financial viability of health care providers, more stringent regulatory requirements and more vigorous enforcement activities; (p) management's ability to position the Company to take advantage of opportunities that exist in the markets it serves; (q) the development and introduction of competing or technologically advanced products by the Company's competitors; (r) the timing, size and nature of strategic initiatives, market opportunities and research and development platforms available to the Company; (s) the characterization of debt as long term and the Company's ability to refinance its $1 billion credit facility maturing in June 2002 with a new credit facility of up to $1 billion having similar terms and conditions; (t) the ability of the Company to meet its projected cash needs; (u) risks associated with international operations; (v) the potential impact resulting from the euro conversion, including competitive implications related to pricing and foreign currency considerations; (w) the potential effect of foreign currency fluctuations on revenues, expenses and resulting margins and the trend toward increasing sales and expenses denominated in foreign currencies; (x) the effect of litigation and compliance activities on the Company's legal provision and cash flow; and (y) the impact of stockholder, patent, product liability, Federal Trade Commission, Medinol and other litigation, as well as the outcome of the U.S. Department of Justice investigation and the adequacy of the Company's product liability insurance.

Several important factors, in addition to the specific factors discussed in connection with each forward-looking statement individually, could affect the future results and growth rates of the Company and could cause those results and rates to differ materially from those expressed in the forward-looking statements contained in this annual report. These additional factors include, among other things, future economic, competitive, reimbursement and regulatory conditions, new product introductions, demographic trends, third-party intellectual property, financial market conditions and future business decisions of the Company and its competitors, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Therefore, the Company wishes to caution each reader of this annual report to consider carefully these factors as well as the specific factors discussed with each forward-looking statement in this annual report and as disclosed in the Company's filings with the Securities and Exchange Commission. These factors, in some cases, have affected, and in the future (together with other factors) could affect, the ability of the Company to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this annual report.

Consolidated Statements of Operations (in millions, except per share data)

YEAR ENDED DECEMBER 31,	2001	2000	1999
Net sales	$2,673	$2,664	$2,842
Cost of products sold	919	832	986
Gross profit	1,754	1,832	1,856
Selling, general and administrative expenses	926	867	842
Amortization expense	136	91	92
Royalties	35	37	46
Research and development expenses	275	199	197
Purchased research and development	282		
Restructuring and merger-related charges (credits)		58	(10)
	1,654	1,252	1,167
Operating income	100	580	689
Other income (expense):			
Interest expense	(59)	(70)	(118)
Other, net	3	17	(9)
Income before income taxes	44	527	562
Income taxes	98	154	191
Net income (loss)	**$ (54)**	**$ 373**	**$ 371**
Net income (loss) per common share – basic	**$ (0.13)**	**$ 0.92**	**$ 0.92**
Net income (loss) per common share – assuming dilution	**$ (0.13)**	**$ 0.91**	**$ 0.90**

(see notes to consolidated financial statements)

Consolidated Balance Sheets (in millions, except share and per share data)

DECEMBER 31,	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 180	$ 54
Short-term investments	5	6
Trade accounts receivable, net	370	361
Inventories	303	354
Deferred income taxes	174	152
Prepaid expenses and other current assets	74	65
Total current assets	1,106	992
Property, plant and equipment, net	592	567
Other assets:		
Excess of cost over net assets acquired, net	916	821
Technology – core, net	541	347
Technology – developed, net	221	160
Patents, net	264	211
Trademarks and other intangibles, net	122	132
Deferred income taxes		74
Investments	154	99
Other assets	58	24
	$3,974	**$3,427**

(see notes to consolidated financial statements)

Consolidated Balance Sheets (in millions, except share and per share data)

DECEMBER 31, **Liabilities and Stockholders' Equity**	2001	2000
Current liabilities:		
Commercial paper	$ 99	$ 56
Bank obligations	132	204
Accounts payable	54	67
Accrued expenses	421	352
Income taxes payable	115	137
Other current liabilities	10	3
Total current liabilities	**831**	**819**
Long-term debt	973	574
Deferred income taxes	43	
Other long-term liabilities	112	99
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $ .01 par value – authorized 50,000,000 shares, none issued and outstanding		
Common stock, $ .01 par value – authorized 600,000,000 shares, 414,922,050 shares issued at December 31, 2001 and 2000	4	4
Additional paid-in capital	1,225	1,210
Treasury stock, at cost – 9,668,427 shares at December 31, 2001 *and 15,074,381 shares at December 31, 2000*	(173)	(282)
Deferred compensation	(10)	(15)
Retained earnings	1,031	1,116
Accumulated other comprehensive income (loss)		
Foreign currency translation adjustment	(131)	(142)
Unrealized gain on available-for-sale securities, net	25	17
Unrealized gain on derivative financial instruments, net	44	27
Total stockholders' equity	**2,015**	**1,935**
	$3,974	**$3,427**

(see notes to consolidated financial statements)

Consolidated Statements of Stockholders' Equity (in millions, except share data)

	Common Stock: Shares Issued (in thousands)	Common Stock: Par Value	Additional Paid-In Capital	Treasury Stock	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
BALANCE AT DECEMBER 31, 1998	**394,186**	**$4**	**$ 507**			**$ 381**	**$(71)**	**$(258)**
Comprehensive income:								
Net income						371		$ 371
Other comprehensive income (expense), net of tax:								
Foreign currency translation adjustment							(51)	(51)
Net change in equity investments							6	6
Issuance of common stock	20,736		654	$ 1				
Purchases of common stock for treasury				(127)				
Tax benefit relating to incentive stock option and employee stock purchase plans			49					
BALANCE AT DECEMBER 31, 1999	**414,922**	**4**	**1,210**	**(126)**		**752**	**(116)**	**$ 326**
Comprehensive income:								
Net income						373		$ 373
Other comprehensive income (expense), net of tax:								
Foreign currency translation adjustment							(19)	(19)
Net change in equity investments							10	10
Net change in derivative financial instruments							27	27
Issuance of common stock			(7)	45		(9)		
Issuance of restricted stock			2	24	$(26)			
Cancellation of restricted stock				(3)	3			
Purchases of common stock for treasury				(222)				
Tax benefit relating to incentive stock option and employee stock purchase plans			5					
Amortization of deferred compensation					8			
BALANCE AT DECEMBER 31, 2000	**414,922**	**4**	**1,210**	**(282)**	**(15)**	**1,116**	**(98)**	**$ 391**
Comprehensive loss:								
Net loss						(54)		$ (54)
Other comprehensive income, net of tax:								
Foreign currency translation adjustment							11	11
Net change in equity investments							8	8
Net change in derivative financial instruments							17	17
Issuance of common stock			(6)	75		(27)		
Issuance of common stock for acquisitions			13	36	(9)	(4)		
Cancellation of restricted stock				(2)	2			
Tax benefit relating to incentive stock option and employee stock purchase plans			8					
Amortization of deferred compensation					12			
BALANCE AT DECEMBER 31, 2001	**414,922**	**$4**	**$1,225**	**$(173)**	**$(10)**	**$1,031**	**$(62)**	**$ (18)**

(see notes to consolidated financial statements)

Consolidated Statements of Cash Flows (in millions)

YEAR ENDED DECEMBER 31,	2001	2000	1999
Operating Activities:			
Net income (loss)	$ (54)	$373	$371
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Gain on sale of equity investments	(11)	(14)	
Depreciation and amortization	232	181	178
Deferred income taxes	8	2	(29)
Noncash special credits			(5)
Purchased research and development	282		
Tax benefit relating to stock option and employee stock purchase plans	8	5	49
Increase (decrease) in cash flows from operating assets and liabilities:			
Trade accounts receivable	(6)	78	82
Inventories	53	15	68
Prepaid expenses and other current assets	(9)	(24)	8
Accounts payable and accrued expenses	28	(27)	38
Accrual for restructuring and merger-related charges	(31)	45	(45)
Other liabilities	(22)	91	58
Other, net	12	14	3
Cash provided by operating activities	490	739	776
Investing Activities:			
Purchases of property, plant and equipment	(121)	(76)	(80)
Proceeds from sales of property, plant and equipment	5	4	21
Sales of available-for-sale securities	20	15	5
Acquisitions of businesses, net of cash acquired	(620)		
Payments related to 1998 acquisition			(128)
Payments for acquisitions of and/or investments in certain technologies, net	(84)	(50)	(3)
Cash used for investing activities	(800)	(107)	(185)
Financing Activities:			
Net increase (decrease) in commercial paper	43	(221)	(1,539)
Net proceeds from (payments on) borrowings on revolving credit facilities	360	(234)	421
Proceeds from notes payable and long-term borrowings	4	22	8
Payments on notes payable, capital leases and long-term borrowings	(12)	(14)	(10)
Proceeds from issuances of shares of common stock	42	29	655
Acquisitions of treasury stock		(222)	(127)
Other, net		2	(1)
Cash provided by (used for) financing activities	437	(638)	(593)
Effect of foreign exchange rates on cash	(1)	(4)	(4)
Net increase (decrease) in cash and cash equivalents	126	(10)	(6)
Cash and cash equivalents at beginning of year	54	64	70
Cash and cash equivalents at end of year	**$180**	**$ 54**	**$ 64**

(see notes to consolidated financial statements)

Note A – Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Boston Scientific Corporation (Boston Scientific or the Company) and its subsidiaries, substantially all of which are wholly owned. Investments in companies, representing 20 percent to 50 percent of their ownership, are primarily accounted for under the equity method, including the Company's 22 percent ownership in Medinol Ltd. (Medinol). Income recorded in connection with these investments did not have a material impact on the Company's operating results during the periods presented. Investments in companies, representing less than 20 percent of their ownership, are accounted for under the cost method.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currency: All assets and liabilities of foreign subsidiaries are translated at the rate of exchange at year end while sales and expenses are translated at the average rates in effect during the year. The net effect of these translation adjustments is shown in the accompanying financial statements as a component of stockholders' equity.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Short-Term Investments: Short-term investments are recorded at fair value, which approximates cost.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash and cash equivalents, marketable securities, derivative instrument contracts and accounts receivable. The Company invests its excess cash primarily in high-quality securities and limits the amount of credit exposure to any one financial institution. The Company's investment policy limits exposure to concentrations of credit risk and changes in market conditions. Counterparties to financial instruments expose the Company to credit-related losses in the event of nonperformance. The Company transacts derivative instrument contracts with major financial institutions to limit its credit exposure.

The Company provides credit, in the normal course of business, primarily to hospitals, private and governmental institutions and health care agencies, clinics and doctors' offices. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Inventories: Inventories are stated at the lower of first-in, first-out cost or market. Generally, write-downs of consignment inventory are charged to selling, general and administrative expenses.

Property, Plant and Equipment: Property, plant, equipment and leaseholds are stated at historical cost. Expenditures for maintenance and repairs are charged to expense; betterments are capitalized. The Company provides for depreciation and amortization by the straight-line method at rates that are intended to depreciate and amortize the cost of these assets over their estimated useful lives. Buildings and improvements are depreciated over a 15 to 40 year life; equipment, furniture and fixtures are depreciated over a 2 to 12 year life. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

The Company receives grant money equal to a percentage of expenditures on eligible capital equipment, which is recorded as deferred income and recognized ratably over the life of the underlying assets. The grant money would be repayable, in whole or in part, should the Company fail to meet certain employment goals.

Intangible Assets: Intangible assets are recorded at historical cost and amortized using the straight-line method over the following lives: patents and trademarks, 3 to 20 years; licenses, 2 to 20 years; core and developed technology, 3 to 25 years; excess of cost over net assets acquired, 8 to 40 years; other intangibles, various.

The Company regularly reviews its excess of cost over net assets acquired and other intangible assets to determine if any adverse conditions exist that would indicate impairment. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or assessment by a regulator. If the carrying amount of an asset exceeds the sum of its undiscounted cash flows, the carrying value is written down to fair value in the period identified. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate commensurate with the Company's weighted-average cost of capital.

Income Taxes: The Company utilizes the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income taxes are provided on unremitted earnings of subsidiaries outside the U.S. if such earnings are expected to be repatriated. The Company determines annually the amount of unremitted earnings of non-U.S. subsidiaries to invest indefinitely in its non-U.S. operations. It is not practical to estimate the amount of taxes payable on earnings determined to be invested indefinitely in non-U.S. operations. At December 31, 2001, unremitted earnings of non-U.S. subsidiaries were $906 million.

Revenue Recognition: The Company recognizes revenue from the sale of its products when the products are shipped to its customers unless a consignment arrangement exists. Revenue from consignment customers is recognized based on notification from the customer of usage indicating sales are complete. The Company allows its customers to return certain products for credit. The Company also allows customers to return defective or damaged products for credit or replacement. Accruals are made and evaluated for adequacy for all returns.

Legal Costs: The Company accrues costs of settlement, damages and, under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, such costs are expensed as incurred.

Research and Development: Research and development costs are expensed as incurred.

Stock Compensation Arrangements: The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board (FASB) Interpretation (FIN) 44, "Accounting for Certain Transactions involving Stock Compensation," and intends to continue to do so. The Company has adopted the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Any compensation cost on fixed awards with pro rata vesting is recognized on a straight-line basis over the award's vesting period.

Derivative Instruments and Hedging Activities: The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value, regardless of the purpose or intent for holding the instrument, in accordance with Statement No. 133. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or in stockholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings.

New Accounting Standards: In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," which were effective July 1, 2001 and January 1, 2002, respectively, for the Company. The Company has adopted Statement No. 141, which requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized upon adoption of this standard, but instead be tested for impairment at least annually. In addition, goodwill and intangible assets with indefinite useful lives recorded as a result of business combinations completed during the six-month period ending December 31, 2001 will not be amortized. Intangible assets with definite useful lives will continue to be amortized over their estimated useful lives. The Company anticipates approximately $35 million of annual amortization reductions in 2002 relative to 2001 as a result of adoption of Statement No. 142, partially offset by the effect of a full year or amortization of intangible assets related to businesses acquired in 2001. The Company is in the process of determining whether any impairment will be recognized upon the adoption of Statement No. 142, but does not believe any significant impairment will be recognized.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes, with exceptions, Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company is in the process of determining the effect of adoption of this statement on its consolidated financial statements and related disclosures.

Shipping and Handling Costs: The Company does not generally recognize revenue from shipping and handling of its products. Shipping and handling costs are recorded as selling, general and administrative expenses.

Net Income Per Common Share: Net income (loss) per common share is based upon the weighted-average number of common shares and common share equivalents outstanding each year.

Reclassifications: Certain prior years' amounts have been reclassified to conform to the current year's presentation.

Note B – Other Balance Sheet Information

Components of selected captions in the Consolidated Balance Sheets at December 31 consisted of:

(in millions)	2001	2000
Trade Accounts Receivable		
Accounts receivable	$ 432	$ 428
Less allowances	62	67
	$ 370	$ 361
Inventories		
Finished goods	$ 146	$ 172
Work-in-process	69	59
Raw materials	88	123
	$ 303	$ 354
Property, Plant and Equipment		
Land	$ 59	$ 56
Buildings and improvements	392	365
Equipment, furniture and fixtures	594	521
	1,045	942
Less accumulated depreciation and amortization	453	375
	$ 592	$ 567
Excess of Cost Over Net Assets Acquired		
Excess of cost over net assets acquired	$1,016	$ 879
Less accumulated amortization	100	58
	$ 916	$ 821
Technology – Core and Developed		
Core technology	$ 612	$ 421
Developed technology	317	220
	929	641
Less accumulated amortization	167	134
	$ 762	$ 507
Patents, Trademarks and Other		
Patents and trademarks	$ 372	$ 296
Licenses	99	102
Other	82	77
	553	475
Less accumulated amortization	167	132
	$ 386	$ 343
Accrued Expenses		
Payroll and related liabilities	$ 146	$ 112
Other	275	240
	$ 421	$ 352

During the second quarter of 2001, the Company recorded a provision of $49 million ($34 million, net of tax) for excess NIR® coronary stent inventory. The Company had approximately $34 million of net NIR® stent inventory on hand as of December 31, 2001. Worldwide NIR® coronary stent sales were approximately 11 percent of 2001 worldwide sales.

Note C – Cash, Cash Equivalents and Investments

Cash, cash equivalents and investments, stated at fair value, consisted of the following:

(in millions)	Fair value	Gross unrealized gains	Gross unrealized losses	Amortized cost
December 31, 2001 Available-For-Sale:				
Cash and money market accounts	$180			$180
Equity securities (with a readily determinable fair value)	52	$40	$1	13
	$232	**$40**	**$1**	**$193**
December 31, 2000 Available-For-Sale:				
Cash and money market accounts	$ 54			$ 54
Equity securities (with a readily determinable fair value)	42	$28	$1	15
	$ 96	**$28**	**$1**	**$ 69**

The Company has no trading securities. Unrealized gains and temporary losses for available-for-sale securities are excluded from earnings and are reported, net of tax, as a separate component of stockholders' equity until realized. The cost of available-for-sale securities is based on the specific identification method.

At December 31, 2001 and 2000, the Company had investments, including its investment in Medinol, totaling $107 million and $63 million, respectively, in which the fair value was not readily determinable. The Company received no cash dividends from Medinol during 2001, compared to dividends of approximately $25 million, net of tax, during 2000.

Note D – Borrowings and Credit Arrangements

The Company's borrowings at December 31 consisted of:

(in millions)	2001	2000
Commercial paper	$ 99	$ 56
Bank obligations – short-term	132	204
Long-term debt – fixed rate	492	562
Long-term debt – floating rate	471	
Capital leases (see Note E)	10	12

The Company had approximately $99 million and $56 million of commercial paper outstanding at December 31, 2001 and 2000, respectively, at weighted-average interest rates of 2.33 percent and 8.00 percent, respectively. In addition, the Company had approximately $547 million and $187 million in revolving credit facility borrowings outstanding at December 31, 2001 and 2000, respectively, at weighted-average interest rates of 1.95 percent and 4.54 percent, respectively. At December 31, 2001, the revolving credit facilities were approximately $1.6 billion, consisting of a $1 billion credit facility that terminates in June 2002 and a $600 million credit facility that terminates in August 2006. The revolving credit facilities also support the Company's commercial paper borrowings. Use of the borrowings is unrestricted and the borrowings are unsecured. The revolving credit facilities require the Company to maintain a specific ratio of consolidated total debt (as defined) to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (as defined) of less than or equal to 3.5 to 1. The ratio was approximately 1.9 to 1 at December 31, 2001. In addition, the revolving credit facilities require the Company to maintain a specific ratio of consolidated EBITDA (as defined) to consolidated interest expense (as defined) of greater than or equal to 3.5 to 1. The ratio was approximately 10.4 to 1 at December 31, 2001. The Company intends to refinance its $1 billion credit facility terminating in June 2002 with a new credit facility of up to $1 billion having similar terms and conditions.

The Company has the ability to refinance a portion of its short-term debt on a long-term basis through its revolving credit facilities. The Company expects a minimum of $471 million of its short-term borrowings will remain outstanding beyond the next twelve months and, accordingly, has classified this portion as long-term borrowings at December 31, 2001, compared to no such classification at December 31, 2000.

The Company had $500 million of senior notes (the Notes) outstanding at December 31, 2001. The Notes mature in March 2005, bear a semi-annual coupon of 6.625 percent, and are not redeemable prior to maturity or subject to any sinking fund requirements. During 2001, the Company entered into a fixed to floating interest rate swap to hedge changes in the fair value of the Notes. In accordance with Statement No. 133, the Company has recorded changes in the fair value of the Notes since the inception of the interest rate swap (see Note K for further discussion). The carrying amount of the Notes at December 31, 2001 was approximately $485 million.

The Company had 6 billion Japanese yen (translated to approximately $46 million and $53 million at December 31, 2001 and 2000, respectively) of borrowings outstanding with a syndicate of Japanese banks. The interest rate on the borrowings is 2.37 percent and the borrowings are payable in 2002. In addition, the Company had approximately 1 billion Japanese yen (translated to approximately $7 million) and 1.1 billion Japanese yen (translated to approximately $9 million) of borrowings outstanding from a Japanese bank used to finance a facility construction project at December 31, 2001 and 2000, respectively. The interest rate on the borrowings is 2.1 percent and semi-annual principal payments are due through 2012.

The Company has uncommitted Japanese credit facilities with several Japanese banks, which provided for borrowings and promissory notes discounting of up to 15 billion Japanese yen (translated to approximately $115 million and $131 million) at December 31, 2001 and 2000, respectively. There were $8 million in borrowings outstanding under the Japanese credit facilities at an interest rate of 1.38 percent at December 31, 2001, compared to $12 million in borrowings at an interest rate of 1.5 percent at December 31, 2000. At December 31, 2001, approximately $88 million of notes receivable were discounted at average interest rates of approximately 1.38 percent compared to $108 million of discounted notes receivable at average interest rates of approximately 1.5 percent at December 31, 2000.

In addition, the Company had other outstanding short-term bank obligations of $2 million and $5 million at December 31, 2001 and 2000, respectively.

Interest paid, including interest paid under capital leases and mortgage loans, amounted to $59 million in 2001, $69 million in 2000, and $117 million in 1999.

Note E – Leases

Rent expense amounted to $39 million in 2001, $36 million in 2000 and $37 million in 1999. Future minimum rental commitments as of December 31, 2001 under noncancelable capital and operating lease agreements are as follows:

Year Ended December 31, (in millions)	**Capital leases**	**Operating leases**
2002	$ 2	$ 32
2003	2	26
2004	2	14
2005	2	10
2006	2	8
Thereafter	5	47
Total minimum lease payments	**15**	**$137**
Amount representing interest	5	
Present value of minimum lease payments	**$10**	

Note F – Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash and Cash Equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents are valued at cost, which approximates their fair value.

Investments: The fair values for marketable debt and equity securities are based on quoted market prices when readily determinable.

Commercial Paper and Bank Obligations: The carrying amounts of the Company's borrowings under its commercial paper program and its financing agreements approximate their fair value.

Long-Term Debt: The fair value of the Company's fixed rate long-term debt is estimated based on quoted market prices. The carrying amounts of the Company's floating rate long-term debt approximate their fair value.

Derivative Instruments: The fair values of derivative instruments are estimated based on the amount that the Company would receive or pay to terminate the agreements at the reporting date. The Company had foreign exchange forward and option contracts and cross-currency interest rate swap contracts outstanding in the notional amounts of $845 million and $452 million as of December 31, 2001 and 2000, respectively. In addition, the Company had interest rate swap contracts outstanding in the notional amounts of $557 million as of December 31, 2001, compared to no such contracts outstanding as of December 31, 2000.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
(in millions)	Carrying amount	Fair value	Carrying amount	Fair value
Assets:				
Cash, cash equivalents and investments	$ 232	$ 232	$ 96	$ 96
Foreign exchange contracts	57	57	37	37
Cross-currency interest rate swap contracts	19	19		
Liabilities:				
Commercial paper	$ 99	$ 99	$ 56	$ 56
Bank obligations – short-term	132	132	204	204
Long-term debt – fixed rate	492	496	562	518
Long-term debt – floating rate	471	471		
Foreign exchange contracts			1	1
Interest rate swap contracts	15	15		

Note G – Income Taxes

Income before income taxes consisted of:

Year Ended December 31, (in millions)	2001	2000	1999
Domestic	$(226)	$272	$422
Foreign	270	255	140
	$ 44	**$527**	**$562**

The related provision for income taxes consisted of:

Year Ended December 31, (in millions)	2001	2000	1999
Current:			
Federal	$ 40	$115	$164
State	5	8	17
Foreign	45	29	39
	90	152	220
Deferred:			
Federal	16	(9)	(8)
State	2	(1)	(1)
Foreign	(10)	12	(20)
	8	2	(29)
	$ 98	**$154**	**$191**

The reconciliation of taxes on income at the federal statutory rate to the actual provision for income taxes is:

Year Ended December 31, (in millions)	2001	2000	1999
Tax at statutory rate	$ 15	$184	$197
State income taxes, net of federal benefit	3	5	11
Effect of foreign taxes	(38)	(36)	(20)
Purchased research and development	111		
Other, net	7	1	3
	$ 98	**$154**	**$191**

Significant components of the Company's deferred tax assets and liabilities at December 31 consisted of:

(in millions)	2001	2000
Deferred tax assets:		
Inventory costs, intercompany profit and related reserves	$ 107	$ 92
Tax benefit of net operating loss and tax credits	85	33
Reserves and accruals	71	38
Restructuring and merger-related charges, including purchased research and development	206	228
Property, plant and equipment	6	
Other	16	28
	491	419
Less valuation allowance on deferred tax assets	37	27
	$ 454	**$ 392**
Deferred tax liabilities:		
Property, plant and equipment		$ (4)
Intangible assets	$(195)	(66)
Unremitted earnings of subsidiaries	(71)	(58)
Unrealized gains and losses on available-for-sale securities	(14)	(10)
Unrealized gains and losses on derivative financial instruments	(26)	(16)
Other	(17)	(12)
	(323)	**(166)**
	$ 131	**$ 226**

At December 31, 2001, the Company had U.S. tax net operating loss carryforwards and tax credits, the tax effect of which is approximately $70 million. In addition, the Company had foreign tax net operating loss carryforwards, the tax effect of which is approximately $15 million. These carryforwards will expire periodically beginning in the year 2002. The Company established a valuation allowance of $37 million against these carryforwards. The increase in the valuation allowance from 2000 to 2001 is primarily attributable to the limitation on the use of tax credits.

Income taxes paid amounted to $108 million in 2001, $50 million in 2000 and $93 million in 1999. The income tax provision (benefit) of the unrealized gain or loss component of other comprehensive income (loss) was approximately $14 million, $21 million and $4 million, for 2001, 2000 and 1999, respectively.

Note H – Stockholders' Equity

Preferred Stock: The Company is authorized to issue 50 million shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative participating, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by the Company's stockholders. At December 31, 2001, the Company had no shares of preferred stock outstanding.

Common Stock: The Company is authorized to issue 600 million shares of common stock, $.01 par value per share. Holders of common stock are entitled to one vote per share. Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of liquidation. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The holders of common stock do not have cumulative voting rights. The holders of a majority of the shares of common stock can elect all of the directors and can control the management and affairs of the Company.

On June 30, 1999, the Company completed a public offering of 14.950 million shares of its common stock at a price of $39.875 per share under a $1.2 billion shelf registration filed with the Securities and Exchange Commission in September 1998. The Company used the net proceeds from the public offering of approximately $578 million to repay borrowings under the revolving credit facilities. Approximately $604 million remain available for the issuance of various debt or equity securities under the shelf registration.

The Company is authorized to purchase on the open market and in private transactions up to approximately 60 million shares of the Company's common stock. Stock repurchased would principally be used to satisfy the Company's obligations pursuant to its equity incentive plans, but may also be used for general corporate purposes, including acquisitions. During 2001, the Company did not repurchase any shares as compared to approximately 12 million shares at an aggregate cost of $222 million repurchased by the Company in 2000. As of December 31, 2001, a total of approximately 38 million shares of the Company's common stock have been repurchased.

Note I – Stock Ownership Plans

Employee and Director Stock Incentive Plans

Boston Scientific's 1992, 1995 and 2000 Long-Term Incentive Plans provide for the issuance of up to 60 million shares of common stock. The terms of these three plans are similar. Together, the plans cover officers of, directors of, employees of and consultants to the Company and provide for the grant of various incentives, including qualified and non-qualified options, stock grants, share appreciation rights and performance awards. Options granted to purchase shares of common stock are either immediately exercisable or exercisable in installments as determined by the Compensation Committee of the Board of Directors, consisting of two or more non-employee directors (the Committee), and expire within ten years from date of grant. In the case of qualified options, if an employee owns more than 10 percent of the voting power of all classes of stock, the option granted will be at 110 percent of the fair market value of the Company's common stock on the date of grant and will expire over a period not to exceed five years.

The Committee may also make stock grants in which shares of common stock may be issued to directors, officers, employees and consultants at a purchase price less than fair market value. The terms and conditions of such issuances, including whether achievement of individual or Company performance targets is required for the retention of such awards, are determined by the Committee. The Committee may also issue shares of common stock and/or authorize cash awards under the incentive plans in recognition of the achievement of long-term performance objectives established by the Committee.

In January 2000, the Company granted under its 1992 and 1995 Long-Term Incentive Plans approximately 1.1 million shares of its common stock to a limited group of employees subject to certain forfeiture restrictions. The purpose of the program was to help retain key employees. The market value of these shares was approximately $26 million on the date of issuance and the vesting period is three years. This amount was recorded as deferred compensation and is shown as a separate component of stockholders' equity. The deferred compensation is being amortized to expense over the vesting period and amounted to approximately $7 million and $8 million for the years ended December 31, 2001 and 2000.

Stock grants for 50,000 shares were issued to employees during 2001; no stock grants were issued in 1999. During the years ended December 31, 2001 and 2000, approximately 91,000 shares and 143,000 shares, respectively, of restricted stock were forfeited. No stock grants were issued in 1999.

Boston Scientific's 1992 Non-Employee Directors' Stock Option Plan provides for the issuance of up to 200,000 shares of common stock and authorizes the automatic grant to outside directors of options to acquire a specified number of shares of common stock generally on the date of each annual meeting of the stockholders of the Company or on the date a non-employee director is first elected to the Board of Directors. Options under this plan are exercisable ratably over a three-year period and expire ten years from the date of grant. This plan expires on March 31, 2002 at which time future shares will be issued under the 2000 Long-Term Incentive Plan, or the then current incentive plan.

Shares reserved for future issuance under all of the Company's incentive plans totaled approximately 50 million at December 31, 2001.

If the Company had elected to recognize compensation expense for the granting of options under stock option plans based on the fair values at the grant dates consistent with the methodology prescribed by Statement No. 123 net income (loss) and earnings (loss) per share would have been reported as the following pro forma amounts:

Year Ended December 31, (in millions, except per share data)	**2001**	**2000**	**1999**
Net income (loss)			
As reported	$ (54)	$ 373	$ 371
Pro forma	(94)	333	329
Earnings (loss) per common share – assuming dilution			
As reported	$(0.13)	$0.91	$0.90
Pro forma	(0.23)	0.83	0.80

The weighted-average grant-date fair value per share of options granted during 2001, 2000 and 1999, calculated using the Black-Scholes options pricing model, is $12.70, $8.67 and $13.81, respectively.

The fair value of the stock options used to calculate the pro forma net income (loss) and earnings (loss) per share amounts above is estimated using the Black-Scholes options pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	51.40%	47.20%	48.60%
Risk-free interest rate	4.86%	6.01%	5.37%
Actual forfeitures	3,316,000	2,737,000	1,272,000
Expected life	6.0	4.6	4.2

Information related to stock options at December 31 under stock incentive plans is as follows:

(option amounts in thousands)	2001		2000		1999	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at January 1	44,573	$21.36	31,511	$23.63	32,048	$20.45
Granted	6,007	21.66	18,441	18.22	6,634	31.57
Exercised	(2,482)	12.13	(1,348)	11.23	(5,195)	12.39
Canceled	(4,121)	25.16	(4,031)	28.18	(1,976)	28.29
Outstanding at December 31	**43,977**	**21.56**	**44,573**	**21.36**	**31,511**	**23.63**
Exercisable at December 31	**21,709**	**$21.03**	**16,921**	**$19.56**	**13,346**	**$16.22**

Below is additional information related to stock options outstanding and exercisable at December 31, 2001:

(option amounts in thousands)	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$ 0.00–8.00	3,205	2.75	$ 4.89	2,910	$ 5.23
8.01–16.00	10,509	7.55	12.89	4,975	13.05
16.01–24.00	8,703	7.43	18.62	4,090	19.61
24.01–32.00	14,352	7.67	26.00	5,452	25.70
32.01–40.00	7,009	6.79	36.08	4,179	36.25
40.01–48.00	199	7.53	44.90	103	44.78
	43,977	**7.09**	**$21.56**	**21,709**	**$21.03**

Stock Purchase Plan

Boston Scientific's Global Employee Stock Ownership Plan (Stock Purchase Plan) provides for the granting of options to purchase up to 7.5 million shares of the Company's common stock to all eligible employees. Under the Stock Purchase Plan, each eligible employee is granted, at the beginning of each period designated by the Committee as an offering period, an option to purchase shares of the Company's common stock equal to not more than 10 percent of the employee's eligible compensation. Such options may be exercised generally only to the extent of accumulated payroll deductions at the end of the offering period, at a purchase price equal to 85 percent of the fair market value of the Company's common stock at the beginning or end of each offering period, whichever is less.

During 2001, approximately 1,106,000 shares were issued at prices ranging from $11.48 to $11.64 per share. During 2000, approximately 754,000 shares were issued at prices ranging from $18.59 to $18.65 per share, and during 1999, approximately 603,000 shares were issued at prices ranging from $22.47 to $22.79 per share. At December 31, 2001, there were approximately 3.6 million shares available for future issuance.

Note J – Earnings Per Share

The following table sets forth the computations of basic and diluted earnings per share:

Year Ended December 31, *(in millions, except share and per share data)*	**2001**	**2000**	**1999**
Basic:			
Net income (loss)	$ (54)	$ 373	$ 371
Weighted average shares outstanding (in thousands)	401,389	405,271	404,783
Net income (loss) per common share	$(0.13)	$0.92	$0.92
Assuming Dilution:			
Net income (loss)	$ (54)	$ 373	$ 371
Weighted average shares outstanding (in thousands)	401,389	405,271	404,783
Net effect of dilutive stock-based compensation (in thousands)		3,051	6,568
Total	**401,389**	**408,322**	**411,351**
Net income (loss) per common share	**$(0.13)**	**$0.91**	**$0.90**

During 2001, 2000 and 1999, approximately 24 million, 24 million and 7 million potential common shares, respectively, were not included in the computation of earnings per share, assuming dilution, because exercise prices were greater than the average market price of the common shares. In addition, during 2001, approximately 5 million stock options were not included in the computation of earnings per share, assuming dilution, because they would have been antidilutive.

Note K – Derivative Instruments and Hedging Activities

In the normal course of business, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates. The Company addresses these risks through a risk management program that includes the use of derivative financial instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative purposes.

The Company hedges its net recognized foreign currency transaction exposures with both foreign currency borrowings (primarily Japanese yen) and forward foreign exchange contracts to reduce the risk that the Company's earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These foreign exchange contracts are not designated as cash flow, fair value or net investment hedges under Statement No. 133 and therefore, are marked to market with the change in fair value recorded into income. These derivative instruments do not subject the Company's earnings or cash flows to material risk due to exchange rate movements because gains and losses on these derivatives offset losses and gains on the assets and liabilities being hedged. These foreign exchange contracts are entered into for periods consistent with commitments, generally one to six months.

In addition, the Company hedges a portion of its forecasted intercompany and third-party transactions with foreign exchange forward and option contracts. These contracts are entered into to reduce the risk that the Company's earnings and cash flows resulting from certain forecasted transactions will be adversely affected by changes in foreign currency exchange rates. However, the Company may be impacted by changes in foreign currency exchange rates related to the unhedged portion. The success of the hedging program depends, in part, on forecasts of transaction activity in various currencies (currently the Japanese yen and the euro). The Company may experience unanticipated foreign currency exchange gains or losses to the extent that there are timing differences between forecasted and actual activity during periods of currency volatility. The effective portion of any changes in the fair value of the derivative instruments, designated as cash flow hedges, is recorded in accumulated other comprehensive income/(loss) (AOCI) until the third-party transaction associated with the hedged forecasted transaction occurs. Once the third-party transaction associated with the hedged forecasted transaction occurs, the effective portion of any related gain or loss on the cash flow hedge is reclassified from AOCI to earnings. In the event the hedged forecasted transaction does not occur, or it becomes probable that it will not occur, the effective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to earnings at that time. The Company did not recognize material gains or losses resulting from either hedge ineffectiveness or changes in forecast probability during 2001 or 2000. The Company recognized a net gain of approximately $43 million and $8 million in earnings from derivative instruments designated as cash flow hedges of forecasted transactions during 2001 and 2000, respectively. All of the derivative instruments, designated as cash flow hedges, outstanding at December 31, 2001, mature within the subsequent 24-month period. As of December 31, 2001, approximately $44 million of unrealized net gains are recorded in AOCI, net of tax, to recognize the effective portion of any fair value of derivative instruments that are, or previously were, designated as cash flow hedges. Of this amount, a gain of approximately $32 million, net of tax, is expected to be reclassified to earnings within the next twelve months to mitigate foreign exchange risk.

Also, during 2001, the Company hedged a portion of its foreign currency denominated net investments in affiliates with cross-currency interest rate swap contracts. These hedging contracts reduce the risk that the Company's accumulated shareholders' equity will be adversely affected by changes in foreign currency exchange rates (primarily Japanese yen). These derivative instruments are designated as net investment hedges under Statement No. 133. The effective portion of any changes in the fair value of the derivative instruments, designated as net investment hedges, is recorded in AOCI. The ineffective portion of any changes in the fair value is recorded in interest expense. The Company recognized an immaterial amount of hedge ineffectiveness during 2001. As of December 31, 2001, approximately $19 million of unrealized net gains are recorded in AOCI to recognize the effective portion of the fair value of derivative instruments that are designated as net investment hedges. None of this amount is expected to be reclassified to earnings.

The Company's primary interest rate risk exposure results from changes in U.S. and Japanese interest rates related to its debt obligations. In order to manage interest rate exposures, the Company seeks to achieve an acceptable balance between fixed and floating interest rate obligations in these currencies. During 2001, the Company initiated a program to hedge its interest rate risk exposures with interest rate swaps. These hedging contracts are designated as either fair value or cash flow hedges under Statement No. 133. Any changes in the fair value of derivative instruments, designated as fair value hedges, is recorded in other income and expense and is offset by changes in the fair value of the hedged debt obligation. Interest expense related to the hedged debt obligation is adjusted to reflect interest payments made or received under the interest rate swap agreements. Any changes in the fair value of derivative instruments, designated as cash flow hedges, is recorded in AOCI, net of tax, and reclassified to interest expense during the hedged interest payment period. The Company recognized an immaterial amount of net interest income related to interest rate swaps during 2001. As of December 31, 2001, approximately $15 million of unrealized net losses are recorded on the balance sheet as other long-term liabilities to recognize the fair value of interest rate swaps that are designated as either fair value or cash flow hedges.

Note L – Commitments and Contingencies

The Company is involved in various lawsuits from time to time. In management's opinion, the Company is not currently involved in any legal proceedings other than those specifically identified below which, individually or in the aggregate, could have a material effect on the financial condition, operations or cash flows of the Company. As of December 31, 2001, the potential exposure for litigation-related accruable costs is estimated to range from $6 million to $13 million. The Company's total accrual for litigation-related reserves as of December 31, 2001 and 2000 was approximately $6 million and $16 million, respectively. As of December 31, 2001, the range of loss for reasonably possible contingencies that can be estimated is $0 to $404 million, plus interest, and additional damages for sales occurring after the date of the December 2000 Johnson & Johnson jury verdict discussed below.

The Company believes that it has meritorious defenses against claims that it has infringed patents of others. However, there can be no assurance that the Company will prevail in any particular case. An adverse outcome in one or more cases in which the Company's products are accused of patent infringement could have a material adverse effect on the Company. Further, product liability claims may be asserted in the future relative to events not known to management at the present time. The Company has insurance coverage, which management believes is adequate to protect against product liability losses as could otherwise materially affect the Company's financial position.

Litigation with Johnson & Johnson

On October 22, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, filed a suit for patent infringement against the Company and Scimed Life Systems, Inc. (Scimed), a subsidiary of the Company, alleging that the importation and use of the NIR® stent infringes two patents owned by Cordis. On April 13, 1998, Cordis filed a suit for patent infringement against the Company and Scimed alleging that the Company's NIR® stent infringes two additional patents owned by Cordis. The suits were filed in the U.S. District Court for the District of Delaware seeking monetary damages, injunctive relief and that the patents be adjudged valid, enforceable and infringed. A trial on both actions was held in late November through early December 2000. A jury found that the NIR® stent does not infringe three Cordis patents, but does infringe one claim of one Cordis patent and awarded damages of approximately $324 million to Cordis. A post-trial hearing was held July 26, 2001. Judgment has not yet been entered by the Court.

On March 13, 1997, the Company (through its subsidiaries) filed suits against Johnson & Johnson (through its subsidiaries) in The Netherlands, the United Kingdom and Belgium, and on March 17, 1997 filed suit in France, seeking a declaration of noninfringement for the NIR® stent relative to two European patents licensed to Ethicon, Inc. (Ethicon), a Johnson & Johnson subsidiary, as well as a declaration of invalidity with respect to those patents. After a trial on the merits in the United Kingdom during March 1998, the Court ruled on June 26, 1998 that neither of the patents is infringed by the NIR® stent, and that both patents are invalid. Ethicon appealed, and on March 20, 2000, the appellate court upheld the trial outcome. On October 28, 1998, the Company's motion for a declaration of noninfringement in France was dismissed for failure to satisfy statutory requirements; the French invalidity suits were not affected. A hearing related to the French invalidity suits was held on November 19, 2001. On January 16, 2002, the Court found one of the patents to be valid and the other to be invalid. A written decision has not yet been rendered.

On March 20, 21 and 22, 1997, the Company (through its subsidiaries) filed additional suits against Johnson & Johnson (through its subsidiaries) in Sweden, Italy and Spain, respectively, seeking a declaration of noninfringement for the NIR® stent relative to one of the European patents licensed to Ethicon in Sweden, Italy and Spain and a declaration of invalidity in Italy and Spain. In Italy, a technical expert was appointed by the court and a hearing is scheduled for January 30, 2002. On August 21, 2001, the Company withdrew its noninfringement action in Sweden under an agreement signed by all parties. Ethicon and other Johnson & Johnson subsidiaries filed a cross-border suit in The Netherlands on March 17, 1997, alleging that the NIR® stent infringes one of the European patents licensed to Ethicon. In this action, the Johnson & Johnson entities requested relief, including provisional relief (a preliminary injunction), covering Austria, Belgium, France, Greece, Italy, The Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. On April 2, 1997, the Johnson & Johnson entities filed a similar cross-border proceeding in The Netherlands with respect to a second European patent licensed to Ethicon. Johnson & Johnson subsequently withdrew its request for cross-border relief in the United Kingdom. In October 1997, Johnson & Johnson's request for provisional cross-border relief on both patents was denied by the Dutch Court, on the ground that it is "very likely" that the NIR® stent will be found not to infringe the patents. Johnson & Johnson appealed this decision with respect to the second patent; the appeal has been denied on the ground that there is a "ready chance" that the patent will be declared null and void. In January 1999, Johnson & Johnson amended the claims of the second patent, changed the action from a cross-border case to a Dutch national action, and indicated its intent not to pursue its action on the first patent. On June 23, 1999, the Dutch Court affirmed that there were no remaining infringement claims with respect to either patent. In late 1999, Johnson & Johnson appealed this decision. A hearing on the appeal has not yet been scheduled.

On May 6, 1997, Ethicon Endosurgery, Inc., a subsidiary of Johnson & Johnson, sued the Company in Dusseldorf, Germany, alleging that the Company's NIR® stent infringes one of Ethicon's patents. On June 23, 1998, the case was stayed following a decision in an unrelated nullity action in which the Ethicon patent was found to be invalid.

On August 22, 1997, Johnson & Johnson filed a suit for patent infringement against the Company alleging that the sale of the NIR® stent infringes certain Canadian patents owned by Johnson & Johnson. Suit was filed in the federal court of Canada seeking a declaration of infringement, monetary damages and injunctive relief. The Company has answered, denying the allegations of the complaint. A trial is expected to begin in late 2003.

On June 7, 1999, the Company, Scimed and Medinol filed suit for patent infringement against Johnson & Johnson, Johnson & Johnson Interventional Systems and Cordis, alleging two U.S. patents owned by Medinol and exclusively licensed to the Company are infringed by Cordis' Crown,™ MiniCrown™ and Corinthian™ stents. The suit was filed in the U.S. District Court for the District of Minnesota seeking injunctive and monetary relief.

On April 14, 2000, the Company (through its subsidiaries) and Medinol filed suit for patent infringement against Johnson & Johnson, Cordis, and a subsidiary of Cordis alleging that a patent owned by Medinol and exclusively licensed to the Company is infringed by Cordis' BX Velocity™ stent delivery system. The complaint was filed in the U.S. District Court for the District of Delaware seeking monetary and injunctive relief. The Minnesota action was transferred to the U.S. District Court for the District of Delaware and consolidated with the Delaware action filed by the Company. A trial was held in August 2001 on both actions. On September 7, 2001, a jury found that Cordis' BX Velocity, Crown, and MiniCrown stents do not infringe the patents, and that the asserted claims of those patents are invalid. A hearing on the post-trial motions is scheduled for February 26, 2002. The jury also found that Cordis' Corinthian stent infringes a valid Medinol patent claim and awarded the Company and Medinol $8.3 million in damages. Post-trial briefing motions were filed through December 2001, and on January 25, 2002, the Court entered final judgment on the Corinthian stent in favor of the Company.

On March 24, 2000, the Company (through its subsidiaries) and Medinol filed a cross-border suit against Johnson & Johnson, Cordis and certain of their foreign subsidiaries in The Netherlands alleging Cordis' BX Velocity stent delivery system infringes one of Medinol's European patents. In this action, the Company and Medinol requested monetary and injunctive relief covering The Netherlands, Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Portugal and Sweden. A hearing was held January 12, 2001. On March 19, 2001, the Company's request for preliminary injunction was denied by the Court. On May 11, 2001, the Company appealed this decision. A hearing on the appeal is expected to be scheduled during the fall of 2002.

On March 30, 2000, the Company (through its subsidiary) filed suit for patent infringement against two subsidiaries of Cordis alleging that Cordis' BX Velocity stent delivery system infringes a published utility model owned by Medinol and exclusively licensed to the Company. The complaint was filed in the District Court of Dusseldorf, Germany seeking monetary and injunctive relief. A hearing was held on March 15, 2001, and on June 6, 2001, the Court issued a written decision that Cordis' BX Velocity stent delivery system infringes the Medinol published utility model. Cordis appealed the decision of the German court. A hearing on the appeal has been scheduled for November 14, 2002.

On March 25, 1996, Cordis filed a suit for patent infringement against Scimed alleging the infringement of five U.S. patents by Scimed's Leap™ balloon material used in certain Scimed catheter products, including Scimed's Bandit™ and Express Plus™ catheters. The suit was filed in the U.S. District Court for the District of Minnesota and seeks monetary and injunctive relief. Scimed has answered, denying the allegations of the complaint. Pursuant to an agreement between the parties, this action has been stayed.

On March 27, 1997, Scimed filed suit for patent infringement against Cordis, alleging willful infringement of several Scimed U.S. patents by Cordis' Trackstar 14,™ Trackstar 18,™ Olympix,™ Powergrip,™ Sleek,™ Sleuth,™ Thor,™ Titan™ and Valor™ catheters. The suit was filed in the U.S. District Court for the District of Minnesota, seeking monetary and injunctive relief. The parties have agreed to add Cordis' Charger™ and Helix™ catheters to the suit. Cordis has answered, denying the allegations of the complaint. Pursuant to an agreement between the parties, this action has been stayed.

Litigation with Medtronic, Inc.

On March 28, 2000, the Company and certain subsidiaries filed suit for patent infringement against Medtronic AVE, Inc. (Medtronic AVE), a subsidiary of Medtronic, Inc. (Medtronic), alleging that Medtronic AVE's S670™ rapid exchange coronary stent system infringes a patent exclusively licensed to the Company. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary and injunctive relief. In July 2000, this matter was sent to arbitration. An arbitration hearing was held in April 2001 to determine whether Medtronic AVE's S670 and S660™ rapid exchange coronary stent delivery systems and the R1 rapid exchange catheter are licensed. On July 18, 2001, the arbitration panel determined that the accused Medtronic AVE products sold in the United States willfully infringe the patent exclusively licensed to the Company. The Company was awarded $169 million in damages, as well as costs and attorneys' fees, and a permanent injunction against Medtronic AVE's sales of its S670, S660 and BeStent 2™ stent delivery systems and R1S rapid exchange catheter. On September 18, 2001, the U.S. District Court for the Northern District of California confirmed the arbitration decision. On October 17, 2001, Medtronic AVE appealed the confirmation of the award.

On March 10, 1999, the Company (through its subsidiary Schneider (Europe) AG) filed suit against Medtronic AVE alleging that Medtronic AVE's AVE GFX, AVE GFX2, AVE LTX, Calypso Rely,™ Pronto Samba™ and Samba Rely™ rapid exchange catheters and stent delivery systems infringe one of the Company's German patents. The suit was filed in the District Court of Dusseldorf, Germany seeking injunctive and monetary relief. A hearing was held on January 27, 2000. The Court has delayed its decision pending expert advice and on May 15, 2000, the Court appointed a technical expert. The expert's report was submitted to the Court on November 6, 2001. A hearing is scheduled for May 2, 2002.

On July 7, 1999, Medtronic filed suit against the Company and Scimed, alleging that Scimed's Radius™ stent infringes two patents owned by Medtronic. The suit was filed in the U.S. District Court for the Fourth District Court of Minnesota seeking injunctive and monetary relief. The Company has answered, denying allegations of the complaint. A trial date has not been set.

On August 13, 1998, Medtronic AVE (formerly Arterial Vascular Engineering, Inc.), filed a suit for patent infringement against the Company and Scimed alleging that the Company's NIR® stent infringes two patents owned by Medtronic AVE. The suit was filed in the U.S. District Court for the District of Delaware seeking injunctive and monetary relief. On May 25, 2000, Medtronic AVE amended the complaint to include a third patent. The Company and Scimed have answered, denying the allegations of the complaint. The parties have filed a stipulation requesting the Court stay the case until the third quarter of 2002.

On April 6, 1999, Medtronic AVE filed suit against Scimed and another subsidiary of the Company alleging that the Company's NIR® stent infringes one of Medtronic AVE's European patents. The suit was filed in the District Court of Dusseldorf, Germany seeking injunctive and monetary relief. A hearing was held in Germany on September 23, 1999, and on November 4, 1999, the Court dismissed the complaint. On December 21, 1999, Medtronic AVE appealed the dismissal. The appeal is stayed pending the outcome of a related nullity action.

Litigation with Cook, Inc.

On September 10, 2001, the Company delivered a Notice of Dispute to Cook, Inc. (Cook) asserting that Cook breached the terms of a certain License Agreement among Angiotech Pharmaceuticals, Inc., Cook and the Company (the Agreement). On October 10, 2001, pursuant to the terms of the Agreement, the Company filed a demand for arbitration with the American Arbitration Association. On October 11, 2001, Guidant and its subsidiary, Advanced Cardiovascular Systems, Inc. (ACS), and Cook filed suit against the Company relating to the Agreement. The suit was filed in the U.S. District Court for the Southern District of Indiana and sought declaratory and injunctive relief. The parties subsequently negotiated an agreement under which the dispute would be litigated on an expedited basis in the Northern District of Illinois without Guidant or ACS as parties. On December 13, 2001, the Indiana case was dismissed and Cook filed a similar suit in the U.S. District Court for the Northern District of Illinois seeking declaratory and injunctive relief. The Company answered the complaint on December 26, 2001, denying the allegations and filed counterclaims seeking declaratory and injunctive relief. A trial date has not yet been set.

On March 18, 1999, Cook filed suit against the Company and Scimed, alleging that Scimed's Radius™ coronary stent infringes a certain U.S. patent owned by Cook. The suit was filed in the U.S. District Court for the Southern District of Indiana seeking monetary damages and injunctive relief. On July 14, 1999, Cook filed an amended complaint adding Meadox Medicals, Inc. (Meadox), a wholly owned subsidiary of the Company, as a party to the suit, and adding a breach of contract claim. The Company, Scimed and Meadox have answered, denying the allegations of the complaint. A trial date has not yet been set.

On May 23, 2001, Cook filed suit against the Company alleging that the Company's VortX® embolization coils infringe a patent owned by Cook. The suit was filed in the U.S. District Court for the Southern District of Indiana seeking monetary damages and injunctive relief. On July 27, 2001, the Company answered, denying the allegations of the complaint and countersued Cook alleging that certain Cook products infringe a patent owned by the Company. On November 14, 2001, the Company amended its complaint against Cook to include two additional patents exclusively licensed to the Company. Cook answered and denied the allegations of the counterclaim. A trial date has not yet been set.

On March 7, 1996, Cook filed suit in the Regional Court, Munich Division for Patent Disputes, in Munich, Germany against MinTec, Inc. Minimally Invasive Technologies, alleging that the Cragg EndoPro™ System I and Stentor™ endovascular device infringe a certain Cook patent. Following the purchase of the assets of the Endotech/MinTec companies by the Company, the Company assumed control of the litigation. A final hearing was held on May 12, 1999, and the court held no infringement of the Cook patents. The case was dismissed in June 1999. Cook has appealed the decision. On July 27, 2000, the Court stayed the action pending the outcome of a nullity action filed by the Company against the patent.

On June 30, 1998, Cook filed suit in the Regional Court, Dusseldorf Division for Patent Disputes, in Dusseldorf, Germany against the Company alleging that the Company's Passager™ peripheral vascular stent graft and Vanguard™ endovascular aortic graft products infringe the same Cook patent. A hearing was held on July 22, 1999, and a decision was received in September 1999 finding that the Company's products infringe the Cook patent. The Company appealed the decision. A hearing originally scheduled for August 2001 has been postponed pending the outcome of a nullity action filed by the Company against the patent.

Other Patent Litigation

On July 28, 2000, Dr. Tassilo Bonzel filed a complaint naming certain of the Company's Schneider Worldwide subsidiaries and Pfizer Inc. (Pfizer) and certain of its affiliates as defendants, alleging that Pfizer failed to pay Dr. Bonzel amounts owed under a license agreement involving Dr. Bonzel's patented Monorail™ technology. The suit was filed in the District Court for the State of Minnesota seeking monetary relief. On September 26, 2001, Dr. Bonzel and the Company reached a contingent settlement involving all but one claim asserted in the complaint. On December 17, 2001, the remaining claim was dismissed without prejudice with leave to refile the suit in Germany.

On August 13, 2001, Joseph Grayzel filed suit against the Company in the U.S. District Court of New Jersey alleging that the Company's Cutting Balloon® catheter infringes a patent owned by him. The suit requests monetary and injunctive relief. The Company has answered, denying the allegations of the complaint.

On August 27, 2001, RITA Medical Systems (RITA) filed suit against RadioTherapeutics Corporation (RTC) alleging that RTC's LeVeen™ radiofrequency ablation devices infringe six patents owned by RITA. The suit was filed in the U.S. District Court for the Northern District of California seeking monetary damages and injunctive relief. RTC has answered, denying the allegations of the complaint. On December 11, 2001, the Company acquired RTC and assumed defense of the litigation.

Other Proceedings

On April 5, 2001, Medinol filed a complaint against the Company and certain of its current and former employees alleging breaches of contract, fraud and other claims. Medinol supplies NIR® stents exclusively to the Company. The suit was filed in the U.S. District Court for the Southern District of New York seeking monetary and injunctive relief. On April 26, 2001, Medinol amended its complaint to add claims alleging misappropriation of trade secrets in relation to the Company's Express™ stent development program. Medinol seeks monetary and injunctive relief, as well as an end to the Company's right to distribute Medinol stents and to gain access to certain Company intellectual property. On April 30, 2001, the Company answered and countersued Medinol and its principals, charging them with fraud, multiple breaches of contract, unfair and deceptive practices and defamation. The Company seeks monetary and injunctive relief. During the last quarter of 2001, the Court dismissed several of the individuals and claims from the case. A trial date has not yet been set.

On June 11, 2001, the Company filed suit in the Jerusalem District Court in Israel against Medinol and its controlling shareholders, alleging among other things, loss of faith among Medinol's shareholders, breach of duty by Medinol management and misappropriation of corporate opportunities, including trade secrets and intellectual property. The suit seeks, among other things, monetary relief and costs. Preliminary motions were heard on October 29, 2001. Decisions on the motions have not yet been entered.

The Company is aware that the U.S. Department of Justice is conducting an investigation of matters that include the Company's NIR ON® Ranger™ with Sox™ coronary stent delivery system, which was voluntarily recalled by the Company in October 1998 following reports of balloon leaks. The Company is cooperating fully in the investigation.

Beginning November 4, 1998, a number of shareholders of the Company, on behalf of themselves and all others similarly situated, filed purported stockholders' class action suits in the U.S. District Court for the District of Massachusetts alleging that the Company and certain of its officers violated certain sections of the Securities Exchange Act of 1934. The complaints principally alleged that as a result of certain accounting irregularities involving the improper recognition of revenue by the Company's subsidiary in Japan, the Company's previously issued financial statements were materially false and misleading. In August 1999, lead plaintiffs and lead counsel filed a purported consolidated class action complaint adding allegations that the Company issued false and misleading statements with respect to the launch of its NIR ON® Ranger with Sox coronary stent delivery system and the system's subsequent recall. Following a hearing on a motion by the Company and its officers, the Court dismissed the case without prejudice on August 16, 2001. On October 12, 2001, the plaintiffs notified the Court that they would not amend their complaint, and the Court administratively closed the case.

On January 10, 2002 and January 15, 2002, Alan Schuster and Antoinette Loeffler, respectively, putatively initiated shareholder derivative lawsuits for and on behalf of the Company in the U.S. District Court for the Southern District of New York against the Company's current directors and the Company as a nominal defendant. Both complaints allege, among other things, that with regard to the Company's relationship with Medinol, the defendants breached their fiduciary duties to the Company and its shareholders in the management and affairs of the Company, and in the use and preservation of the Company's assets. The suits seek a declaration of the directors' alleged breach, damages sustained by the Company as a result of the alleged breach and monetary and injunctive relief. The Company and members of the Board have not yet answered the complaints.

On October 31, 2000, the Federal Trade Commission (FTC) filed suit against the Company for alleged violations of a Consent Order dated May 5, 1995, pursuant to which the Company had licensed certain intravascular ultrasound technology to Hewlett-Packard Company (HP). The suit was filed in the U.S. District Court for the District of Massachusetts seeking civil penalties and injunctive relief. The Company filed a motion to dismiss the complaint and the FTC filed a motion for summary judgment. On October 5, 2001, the Court dismissed three of the five claims against the Company and granted summary judgment of liability in favor of the FTC on the two remaining claims. A hearing on damages has been scheduled for August 5, 2002.

Note M – Business Combinations

On February 27, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Embolic Protection, Inc. (EPI) for approximately $70 million in cash plus contingent payments. EPI develops embolic protection filters for use in interventional cardiovascular procedures and also develops carotid endovascular therapies for the prevention of stroke. The acquisition is intended to accelerate the Company's entry into the embolic protection market.

On March 5, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Catheter Innovations, Inc. (CI) for approximately $20 million in cash plus contingent payments. CI develops and manufactures catheter-based venous access products used by clinicians to treat critically ill patients through the delivery of chemotherapy drugs, antibiotics and nutritional support. The acquisition is intended to expand the Company's technology portfolio in the venous access market.

On March 30, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Quanam Medical Corporation (Quanam) through the issuance of approximately 1 million shares of Company common stock valued at approximately $15 million plus contingent payments. Quanam develops medical devices using novel polymer technology, with a concentration on drug-delivery stent systems for use in cardiovascular applications. The acquisition is intended to broaden the Company's drug-delivery portfolio.

On April 2, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Interventional Technologies, Inc. (IVT). During 2001, the Company paid $430 million in cash in connection with its acquisition of IVT; in addition, other contingent payments remain outstanding related to IVT. IVT develops, manufactures and markets less-invasive devices for use in interventional cardiology, including the Cutting Balloon® catheter and the Infiltrator® transluminal drug-delivery catheter. The acquisition is intended to strengthen the Company's market leadership position in interventional cardiology.

On August 9, 2001, the Company completed its acquisition of 100 percent of the outstanding shares of Cardiac Pathways Corporation (CPC) in an all cash transaction for approximately $115 million. CPC designs and markets less-invasive systems to diagnose and treat cardiac tachyarrhythmias (abnormally rapid heart rhythms). The acquisition is intended to strengthen and broaden the Company's product offerings in the field of electrophysiology.

On December 11, 2001, the Company completed its acquisition of the remaining 72 percent of the outstanding shares of RadioTherapeutics Corporation (RTC) through the issuance of approximately 900,000 shares of Company common stock valued at approximately $25 million plus contingent payments. RTC develops and manufactures proprietary radiofrequency-based therapeutic devices in the field of interventional oncology for the ablation (destruction) of various forms of soft tissue lesions (tumors). The acquisition is intended to expand the Company's oncology technology portfolio.

The Company's acquisitions were accounted for using the purchase method of accounting. The consolidated financial statements include the operating results for each acquired entity from its respective date of acquisition. Pro forma information is not presented, as the acquired companies' results of operations prior to their date of acquisition are not material, individually or in the aggregate, to the Company. The EPI, CI, Quanam, IVT and RTC acquisitions involve potential earn-out payments based on the acquired companies reaching certain performance and other milestones. These payments, some of which may be made in the Company's common stock, would be allocated to specific intangible asset categories with the remainder assigned to excess of cost over net assets acquired on the basis that the consideration had been paid as of the date of acquisition. In aggregate through 2006, the Company anticipates it will make approximately $400 million in contingent payments in connection with the acquisitions consummated in 2001.

As of December 31, 2001, the Company had recorded $4 million for trademarks and approximately $50 million for goodwill acquired in connection with the Company's acquisitions of CPC and RTC, which are not subject to amortization in accordance with FASB Statement No. 142. The goodwill acquired in connection with CPC and RTC is not deductible for tax purposes.

The aggregate purchase price for each acquisition has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The estimated excess of purchase price over the fair value of the net tangible assets acquired was allocated to identifiable intangible assets, as valued by an independent appraiser using information and assumptions provided by management. Based upon these valuations, the Company recorded charges of $282 million to account for purchased research and development related to businesses acquired during 2001. The valuation of purchased research and development, for which management is primarily responsible, represents the estimated fair value at the date of acquisition related to in-process projects. As of the date of acquisition, the in-process projects had not yet reached technological feasibility and had no alternative future uses. The primary basis for determining the technological feasibility of these projects is obtaining regulatory approval. Accordingly, the value attributable to these projects, which had not yet obtained regulatory approval, was expensed in conjunction with the acquisition. If the projects are not successful or completed in a timely manner, the Company may not realize the financial benefits expected for these projects. Other intangible assets subject to amortization recorded in connection with these acquisitions are being amortized on a straight-line basis ranging from 9 to 25 years.

The income approach was used to establish the fair values of purchased research and development. This approach established the fair value of an asset by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to a present value. Revenue estimates were based on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. In arriving at the value of the in-process research and development projects, the Company considered, among other factors, the in-process project's stage of completion, the complexity of the work completed as of the acquisition date, the costs already incurred, the projected costs to complete, the contribution of core technologies and other acquired assets, the expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at a present value as of the date of acquisition was based on the time value of money and medical technology investment risk factors. For the purchased research and development programs, risk-adjusted discount rates ranging from 16 percent to 28 percent were utilized to discount the projected cash flows. The Company believes that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The most significant projects, relative to the purchased research and development charge recorded in connection with the acquisitions consummated in 2001, are the next-generation Cutting Balloon® catheter, the next-generation Infiltrator® transluminal drug-delivery catheter and next-generation embolic protection devices, which collectively represent approximately 63 percent of the in-process value. The Cutting Balloon is a novel balloon angioplasty device with mounted scalpels that relieve stress in the artery, reducing the force necessary to expand the vessel. This contributes to less inadvertent arterial trauma and injury as compared to standard balloon angioplasty. The Infiltrator transluminal drug-delivery catheter is designed to directly deliver therapeutic agents into the wall of the artery with high levels of efficiency. The embolic protection devices are filters that are mounted on a guidewire and are used to capture embolic material that is dislodged during cardiovascular interventions. As of the date of acquisition, the projects were expected to be completed and the products to be commercially available on a worldwide basis within one to four years, with an estimated cost to complete of approximately $30 million to $45 million.

Note N – Restructuring and Merger-Related Charges

At December 31, 2001, the Company had accruals for restructuring and merger-related charges comprised of $35 million of accrued severance and related costs associated with the Company's 2000 plant optimization initiative and $21 million for costs accrued in connection with the 2001 acquisitions (primarily costs for canceling contractual commitments and for severance and related costs).

During 2001, the Company established an accrual of $9 million for severance and related costs associated with the 2001 acquisitions. The approximately 60 affected employees include executive management and other employees of the acquired companies, the majority of whom were terminated as of December 31, 2001. The $9 million accrual was capitalized as part of the purchase prices of the respective acquisitions, and approximately $4 million had been charged to the accrual as of December 31, 2001. The Company also established an accrual of $18 million for estimated costs to cancel contractual commitments, primarily with distributors, in conjunction with the 2001 acquisitions. The $18 million accrual was capitalized as part of the purchase prices of the respective acquisitions, and approximately $2 million had been charged to the accrual as of December 31, 2001.

During 2000, the Company approved and committed to a global operations plan consisting of a series of strategic initiatives designed to increase productivity and enhance innovation. The plan includes manufacturing process and supply chain programs and a plant optimization initiative. The intent of the plant optimization initiative is to better allocate the Company's resources by creating a more effective network of manufacturing and research and development facilities. The Company's plan includes the discontinuation of manufacturing activities at three facilities in the U.S., and includes the planned displacement of approximately 1,800 manufacturing, manufacturing support and management employees. The Company recorded a pre-tax special charge of approximately $58 million associated with the plant optimization initiative during 2000. As of December 31, 2001, approximately $23 million had been charged against the restructuring accrual for the approximately 1,000 employees terminated pursuant to the plan. The Company expects that the plan will be substantially completed during the first half of 2002. The extension in the Company's estimated timing for completion of the plan results primarily from delays in the movement of certain product lines to the Company's facility in Miami.

The activity impacting the accrual for restructuring and merger-related charges is summarized in the table below.

(in millions)	Charges to operations in 2000	Balance at December 31, 2000	Purchase price adjustment in 2001	Charges utilized in 2001	Balance at December 31, 2001
2000 Restructuring Initiative:					
Workforce reductions	$58	$58		$(23)	$35
2001 Purchase Price Adjustments:					
Workforce reductions			$ 9	$ (4)	$ 5
Contractual commitments			18	(2)	16
			$27	$ (6)	$21
Total:					
Workforce reductions	$58	$58	$ 9	$(27)	$40
Contractual commitments			18	(2)	16
	$58	**$58**	**$27**	**$(29)**	**$56**

Note O – Segment Reporting

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices for less-invasive procedures. The Company has four reportable operating segments based on geographic regions: the United States, Europe, Japan and Inter-Continental. Each of the Company's reportable segments generates revenues from the sale of less-invasive medical devices. The reportable segments represent an aggregate of operating divisions.

Sales and operating results of reportable segments are based on internally derived standard foreign exchange rates, which may differ from year to year and do not include inter-segment profits. The segment information for 2000 and 1999 sales and operating results has been restated based on the Company's standard foreign exchange rates used for 2001. Because of the interdependence of the reportable segments, the operating profit as presented may not be representative of the geographic distribution that would occur if the segments were not interdependent. Total assets and purchases of property, plant and equipment are based on foreign exchange rates used in the Company's consolidated financial statements.

(in millions)	United States	Europe	Japan	Inter-Continental	Total
2001:					
Net sales	$1,598	$369	$575	$200	$2,742
Depreciation and amortization	64	17	4	3	88
Operating income excluding special charges	570	107	354	26	1,057
Total assets	1,338	472	194	104	2,108
Purchases of property, plant and equipment	82	31	5	3	121
2000:					
Net sales	$1,577	$353	$545	$166	$2,641
Depreciation and amortization	63	17	4	3	87
Operating income excluding special charges	592	96	342	8	1,038
Total assets	1,251	391	201	101	1,944
Purchases of property, plant and equipment	51	16	5	4	76
1999:					
Net sales	$1,741	$367	$518	$161	$2,787
Depreciation and amortization	60	15	3	3	81
Operating income excluding special charges	662	95	315	20	1,092
Total assets	1,257	458	215	101	2,031
Purchases of property, plant and equipment	50	21	6	3	80

A reconciliation of the totals reported for the reportable segments to the applicable line items in the consolidated financial statements is as follows:

Year Ended December 31, (in millions)	2001	2000	1999
Net Sales:			
Total net sales for reportable segments	$2,742	$2,641	$2,787
Foreign exchange	(69)	23	55
	$2,673	**$2,664**	**$2,842**
Depreciation and Amortization:			
Total depreciation and amortization allocated to reportable segments	$ 88	$ 87	$ 81
Corporate expenses and foreign exchange	144	94	97
	$ 232	**$ 181**	**$ 178**
Income (Loss) Before Income Taxes:			
Total operating income excluding special charges for reportable segments	$1,057	$1,038	$1,092
Manufacturing operations	(105)	(100)	(184)
Corporate expenses and foreign exchange	(570)	(300)	(229)
Purchased research and development	(282)		
Restructuring and merger-related (charges) credits		(58)	10
	100	580	689
Other income (expense)	(56)	(53)	(127)
	$ 44	**$ 527**	**$ 562**
Total Assets:			
Total assets for reportable segments	$2,108	$1,944	$2,031
Corporate assets	1,866	1,483	1,541
	$3,974	**$3,427**	**$3,572**

Enterprise-wide Information

(in millions)	2001	2000	1999
Net Sales:			
Cardiovascular	$1,841	$1,893	$2,309
Endosurgery	832	771	533
	$2,673	**$2,664**	**$2,842**
Long-Lived Assets:			
United States	$ 439	$ 422	$ 446
Ireland	111	103	110
Other foreign countries	42	42	48
	$ 592	**$ 567**	**$ 604**

Report of Independent Auditors

Board of Directors
Boston Scientific Corporation

We have audited the accompanying consolidated balance sheets of Boston Scientific Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Scientific Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
January 29, 2002

Five-Year Selected Financial Data (unaudited) (in millions, except share and per share data)

YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997
Operating Data:					
Net sales	$2,673	$2,664	$2,842	$2,234	$1,831
Gross profit	1,754	1,832	1,856	1,499	1,285
Selling, general and administrative expenses	926	867	842	755	663
Amortization expense	136	91	92	53	33
Royalties	35	37	46	31	22
Research and development expenses	275	199	197	200	167
Purchased research and development	282			682	29
Restructuring and merger-related charges (credits)		58	(10)	(15)	146
Total operating expenses	1,654	1,252	1,167	1,706	1,060
Operating income (loss)	100	580	689	(207)	225
Income (loss) before cumulative effect of change in accounting	(54)	373	371	(264)	131
Cumulative effect of change in accounting (net of tax)					(21)
Net income (loss)	**$ (54)**	**$ 373**	**$ 371**	**$ (264)**	**$ 110**
Income (loss) per common share before cumulative effect of change in accounting:					
Basic	$ (0.13)	$ 0.92	$ 0.92	$ (0.68)	$ 0.34
Assuming dilution	$ (0.13)	$ 0.91	$ 0.90	$ (0.68)	$ 0.33
Net income (loss) per common share:					
Basic	$ (0.13)	$ 0.92	$ 0.92	$ (0.68)	$ 0.28
Assuming dilution	$ (0.13)	$ 0.91	$ 0.90	$ (0.68)	$ 0.28
Weighted-average shares outstanding – assuming dilution (in thousands)	401,389	408,322	411,351	390,836	399,776

YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997
Balance Sheet Data:					
Working capital	$ 275	$ 173		$ (353)	$ 227
Total assets	3,974	3,427	$3,572	3,893	1,924
Commercial paper	99	56	277	1,016	423
Bank obligations – short-term	132	204	323	11	24
Long-term debt, net of current portion	973	574	688	1,377	56
Stockholders' equity	2,015	1,935	1,724	821	957
Book value per common share	$ 4.97	$ 4.84	$ 4.21	$ 2.08	$ 2.47

The Company paid a two-for-one stock split on November 30, 1998.

All historical amounts have been restated to reflect the stock split.

(see notes to consolidated financial statements)



Corporate Information

EXECUTIVE OFFICERS AND DIRECTORS

John E. Abele
Director, Founder Chairman

Lawrence C. Best
Senior Vice President, Finance and Administration and Chief Financial Officer

Joseph A. Ciffolillo [1]
Director; Private Investor

Fred A. Colen
Senior Vice President and Chief Technology Officer

Paul Donovan
Vice President, Corporate Communications

Joel L. Fleishman [1,2,3]
Director; Senior Advisor to The Atlantic Philanthropies; Professor of Law and Public Policy, Duke University

Marye Anne Fox, Ph.D. [2,4]
Director; Chancellor of North Carolina State University

Ray J. Groves [2,3]
Director; President and Chief Operating Officer of Marsh, Inc.

Lawrence L. Horsch [1,2]
Director; Chairman of Eagle Management & Financial Corp.

Paul A. LaViolette
Senior Vice President and Group President, Cardiovascular

Robert G. MacLean
Senior Vice President, Human Resources

Ernest Mario, Ph.D. [1,4]
Director; Founder of Apothogen, Inc.

Stephen F. Moreci
Senior Vice President and Group President, Endosurgery

N.J. Nicholas Jr. [4]
Director; Private Investor

Peter M. Nicholas [3]
Director, Chairman of the Board

Arthur L. Rosenthal, Ph.D.
Senior Vice President and Chief Scientific Officer

Warren B. Rudman [2,3]
Director; Former U.S. Senator; Partner, Paul, Weiss, Rifkind, Wharton and Garrison

Paul W. Sandman
Senior Vice President, Secretary and General Counsel

James H. Taylor Jr.
Senior Vice President, Corporate Operations

James R. Tobin [4]
Director, President and Chief Executive Officer

CORPORATE HEADQUARTERS

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8000
(508) 647-2200 *(Investor Relations Facsimile)*
www.bostonscientific.com

REGIONAL HEADQUARTERS

Boston Scientific Asia Pacific Pte. Ltd.
Singapore

Boston Scientific International S.A.
Paris, France

Boston Scientific Japan K.K.
Tokyo, Japan

TECHNOLOGY CENTERS

Cork, Ireland
Fremont, CA, U.S.A.
Galway, Ireland
Glens Falls, NY, U.S.A.
Letterkenny, Ireland
Maple Grove, MN, U.S.A.
Miami, FL, U.S.A.
Miyazaki, Japan
Murietta, CA, U.S.A.
Natick, MA, U.S.A.
Plymouth, MN, U.S.A.
Redmond, WA, U.S.A.
Salt Lake City, UT, U.S.A.
San Diego, CA, U.S.A.
San Jose, CA, U.S.A.
Santa Clara, CA, U.S.A.
Spencer, IN, U.S.A.
Sunnyvale, CA, U.S.A.
Tullamore, Ireland
Watertown, MA, U.S.A.
Wayne, NJ, U.S.A.

STOCKHOLDER INFORMATION
STOCK LISTING

Boston Scientific Corporation common stock is traded on the NYSE under the symbol "BSX".

TRANSFER AGENT

Inquiries concerning the transfer or exchange of shares, lost stock certificates, duplicate mailings or changes of address should be directed to the Company's Transfer Agent at:

Equiserve, L.P.
Post Office Box 43010
Providence, RI 02940-3010
(781) 575-3100
www.equiserve.com

INDEPENDENT AUDITORS

Ernst & Young L.L.P.
Boston, Massachusetts

ANNUAL MEETING

The annual meeting of shareholders will take place on Tuesday, May 7, 2002, beginning at 10:00 a.m. at the FleetBoston Financial Building, 100 Federal Street, Boston, MA.

INVESTOR INFORMATION REQUESTS

Investors, shareholders and security analysts seeking information about the Company should refer to the Company's website at www.bostonscientific.com or call Investor Relations at (508) 650-8555.

A copy of the Form 10-K filed with the Securities and Exchange Commission may be obtained upon written request to the Company.

Address requests to:

Investor Relations
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8555
(508) 647-2200 *(Facsimile)*

---

[1] *Member of the Audit Committee*
[2] *Member of the Executive Compensation and Human Resources Committee*
[3] *Member of the Corporate Governance Committee*
[4] *Member of the Strategic Investment Committee*


Boston
Scientific

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
508.650.8000
www.bostonscientific.com

1127-AR-02